The Right Name

Tommy Bahama • Indigo Palms • Island Soft • Tommy Bahama Relax
Tommy Bahama Golf 18 • Ben Sherman • Arnold Brant • Oxford Golf
Solitude • Ely & Walker • Nautica • Tommy Hilfiger • Orvis
Oscar de la Renta • Geoffrey Beene • Dockers



OXFORD™ INDUSTRIES

2006 Annual Report




The Right Name

Can Open Doors

In the apparel industry, the door of every store represents an opportunity. By acquiring some of the best names in the business and licensing other premium names, we have assembled a portfolio of brands that are creating new levels of growth and profitability. Though we continue to look for even more names, this portfolio today is opening more opportunity for Oxford than ever.

BUSINESS DESCRIPTION

Oxford Industries, Inc. is a producer and marketer of branded and private label apparel for men, women and children. Oxford provides retailers and consumers with a wide variety of apparel products and services to suit their individual needs. Oxford's brands include Tommy Bahama®, Indigo Palms®, Island Soft®, Ben Sherman®, Arnold Brant®, Ely & Walker® and Oxford Golf®. The Company also holds exclusive licenses to produce and sell certain product categories under the Tommy Hilfiger®, Nautica®, Geoffrey Beene®, Dockers® and Oscar de la Renta® labels. The Company's customers are found in every major channel of distribution. Oxford's common stock has traded on the New York Stock Exchange since 1964 under the symbol OXM. For more information, please visit our Web site at www.oxfordinc.com.

SELECTED FINANCIAL HIGHLIGHTS*

Oxford Industries, Inc. and Subsidiaries

	Year Ended			2006-2005
	June 2, 2006	June 3, 2005	May 28, 2004	% change
	(In thousands, except per share amounts)			
Net sales	$1,109,116	$1,056,787	$818,687	5.0%
Earnings from continuing operations	51,201	43,951	31,464	16.5%
Diluted earnings from continuing operations per common share	2.88	2.53	1.88	13.8%
Dividends declared per common share	0.57	0.51	0.45	11.8%
Shareholders' equity	398,701	303,501	238,977	31.4%
Book value per share at year-end	22.59	17.97	14.74	25.7%
Return (earnings from continuing operations) on average shareholders' equity	14.6%	16.2%	14.7%	-9.9%

**Our selected financial data reflects the impact of our fiscal 2004 acquisition of Tommy Bahama and our fiscal 2005 acquisition of Ben Sherman. In addition, the selected financial data reflects the divestiture of our Womenswear Group operations in fiscal 2006, resulting in those operations being classified as discontinued operations for all periods presented.*








The Right Name

Captures a Growing Share of Retail's Most Coveted Market

The doors of many of today's upscale retailers have opened to Oxford since our acquisition of Tommy Bahama three years ago. The island-inspired lifestyle brand continues to command a leading share of men's sportswear in top-tier department and specialty stores, with wholesale distribution now in more than 2,100 stores.

This market position is one of the most valued in retailing thanks to the unique retailing dynamics of this distribution channel. Within these upscale stores, Tommy Bahama focuses on a unique segment of the apparel sector that has a limited universe of competitors. Tommy Bahama's target customers are among the most affluent in retailing. These factors, combined with highly selective and controlled distribution, translate into a relatively stable retail environment, one in which order cancellations, markdown allowances and unauthorized returns rarely happen.

The result is high retailer sell-through rates that generate high margins for Tommy Bahama and its retail partners. This not only enhances Oxford's profitability, but also creates strong relationships with retail customers. As we look to expand our portfolio of brand names, such as Ben Sherman and Arnold Brant, these relationships can be leveraged to open even more doors to this coveted corner of the apparel market.

Tommy Bahama

The Right Name Opens New Retail Opportunities

Behind the doors of our own Tommy Bahama retail stores lie some of the best fundamentals in specialty retailing. Our 59 company-owned stores produce industry-leading revenue per square foot metrics and are a source of strong profitability for Oxford. Equally as important, these stores enhance Tommy Bahama brand awareness and offer an ideal environment in which to communicate the Tommy Bahama lifestyle concept.

During the past year, Ben Sherman has taken a major step in its retail strategy with the opening of stores in New York and Los Angeles, with a third store to follow in Las Vegas. These U.S. stores join two existing stores in the United Kingdom, as well as several licensed stores in Australia and the Middle East. Evoking Ben Sherman's original Carnaby Street-inspired rock-star lifestyle, store interiors reflect the brand's "Mods in the Mansion" concept. The stores feature men's and women's sportswear, as well as denim, tailored clothing, footwear and accessories.

Attractive financial returns and brand-building opportunities make company-owned retail a highly desirable component of our strategy. As we build and develop our brand portfolio going forward, retail stores will play an increasingly important role.






Ben

Tommy Bahama



There is no better place to accentuate a brand's image and vision than on its own turf. In addition to serving as a profit center, vertical retailing is a major part of brand-building strategy. Stores provide a carefully developed environment in which a brand's promise and aspirations can be expressed in their purest form, which, in turn, can strengthen the brand's performance in other distribution channels.

The opportunity to showcase a brand's full range of products is a major benefit to vertical retailing. In the case of Tommy Bahama, this opportunity extends to sub-brands. Stores include the flagship brand, as well as apparel from the Indigo Palms, Island Soft and Relax collections. As a result, consumers can choose from multiple interpretations of the island lifestyle.



Our restaurant compounds combine two great pleasures: shopping and dining. Tommy Bahama's Tropical Café and Emporium pairs a full-line retail store with an upscale, island-inspired restaurant and bar. Located primarily in resort settings, these unique retail concepts, which now total seven, generate exceptionally high productivity and profitability metrics and enable us to fully immerse our guests in the Tommy Bahama lifestyle. These stores also underscore the rich potential inherent in a strong lifestyle brand.

Retail sales are an increasingly important component of Tommy Bahama's growth strategy and now represent more than half of the business. The Tommy Bahama Group operates 59 retail stores which include full-line Tommy Bahama and Indigo Palms retail stores, compounds and outlets. Plans are to add five to ten additional stores each year. The newest retail concept, Tommy Bahama Relax, is scheduled to debut this fall.

The Right Name

Results in Diversified Revenue Streams

Lifestyle brands – names that transcend apparel to other consumer product categories – have multiple doors of opportunity open to them. Tommy Bahama, for instance, licenses its name across more than a dozen different categories, including furniture, eyewear, fragrance, home décor accessories and footwear.

Just as the island lifestyle of Tommy Bahama translates well into an array of consumer products, the hip, contemporary lifestyle of Ben Sherman has similar potential for licensing expansion. Though still in the early stages of its U.S. rollout, the Ben Sherman name can be found on watches, headwear, belts and bags.

Licensing potential is an extremely attractive business proposition for our brands. It requires modest capital investment, yet can yield a source of predictable, recurring, high margin revenue. As with retail stores, licensing affords the opportunity to maintain brand image control, while enhancing overall brand awareness and exposure.





Licensing is an important component of our brand development strategy. By partnering with experts in key categories, we can expand our product offering beyond apparel into areas such as fragrance, eyewear, footwear and home furnishings. With more opportunities to interact with our consumer, we can strengthen our lifestyle brand message and enhance consumer appeal.





Licensing can also produce very attractive financial returns. With a minimum of incremental investment, we can expand into new product categories and generate a growing and predictable royalty stream. In fiscal 2006, royalties and other operating income rose 9% to $13.1 million.



There is no better way to enjoy the Tommy Bahama lifestyle than in the home. Tommy Bahama has expanded into several home furnishings categories including indoor and outdoor furniture, rugs, bed linens and accessories.



Capitalizing on its successful licensing strategy in the United Kingdom, Ben Sherman is selectively adding licensed product categories here in the United States. Recent additions include eyewear, neckwear, leather goods and accessories.


The Right Name

Leads to a Wider Range of Price Points

Tailored clothing has played a large part in Oxford's success for decades and our institutional knowledge of this apparel category is an Oxford core competency. With a portfolio of licensed brands that include Nautica, Oscar de la Renta and Geoffrey Beene, we have long been among the top suppliers of men's suits in department stores. Our Menswear Group also has a significant private label tailored business among national chains and specialty catalog retailers.

Now, we are extending our tailored apparel expertise by leveraging the strong relationships that we have developed with upscale department and specialty stores. Arnold Brant is opening this door of opportunity for us. Bearing the name of the designer, Arnold Brant suits feature contemporary styling with classic "old-world" tailoring. Already available in several hundred upper-end stores throughout North America, our objective is to carefully expand distribution of Arnold Brant through our existing retail relationships. In doing so, we will effectively cover the full range of price points in the tailored clothing market. And, in this case, the Oxford name itself is the right one to open all doors.




ARNOLD BRANT®


Indigo Palms
Relax


The Right Name

Creates Multiple Brand Extensions

The right name can often lead to new names. Look no further than Tommy Bahama to see how a highly successful lifestyle brand can expand through new brand extensions, which, in turn, spawn entirely new lines of business. Island Soft, for instance, is a slightly more upscale take on the Tommy Bahama lifestyle, while Tommy Bahama Golf 18 features a men's and women's golf collection targeted to upscale resorts and private clubs.

Indigo Palms is the largest of the Tommy Bahama brand extensions. This collection of denim and denim-related sportswear has gained distribution in many of the same upscale stores as the Tommy Bahama line. In addition, Indigo Palms is testing retail concept stores.


Island Soft



Golf 18

In the past year, Tommy Bahama also has launched Relax, which features the most casual elements of its island-inspired line. Think poolside and beach-ready shorts and shirts in cotton and linen fabrics.

The development of sub-brands not only can lead to new business opportunities, but is also a vehicle to gain further floor space with existing customers. The family of Tommy Bahama brands enjoys an expanding share of market with its key retail partners. This vision illustrates how Oxford's strategy to have the right names in its portfolio can lead to new growth and greater profitability.


The Right Name

Brings New Opportunities for Growth

*Net Sales**
In Millions of Dollars


455.8
818.7
1,056.8
1,109.1
2003
2004
2005
2006

Sales have risen more than 143% since our brand portfolio expansion began in fiscal 2003.

*Operating Income**
In Millions of Dollars


15.9
73.4
92.3
98.1
2003
2004
2005
2006

Sales increases have translated into rising profitability.

*Diluted Earnings Per Share**
In Dollars


0.55
1.88
2.53
2.88
2003
2004
2005
2006

Diluted earnings from continuing operations per common share have grown at a compounded annual growth rate of 74% since fiscal 2003.

**Our selected financial data reflects the impact of our fiscal 2004 acquisition of Tommy Bahama and our fiscal 2005 acquisition of Ben Sherman. In addition, the selected financial data reflects the divestiture of our Womenswear Group operations in fiscal 2006, resulting in those operations being classified as discontinued operations for all periods presented.*

The Right Name is Oxford



J. Hicks Lanier
Chairman and Chief Executive Officer

To Our Shareholders:

The Right Name – this phrase succinctly captures our strategic vision – to find the right names to expand our portfolio of lifestyle brands and to provide the right value-added products and proprietary brands for our retail customers. During fiscal 2006, Oxford made significant strides toward this vision, a process that has transformed our business from its historical apparel manufacturing roots into a world-class apparel marketing organization with a growing company-owned retail component. As this transformation continues to evolve, our intent is ultimately to position Oxford, itself, as *The Right Name* among apparel suppliers for investors, retailers and consumers alike.

Tommy Bahama Group

In its third year as part of Oxford, Tommy Bahama represents the quintessential lifestyle brand. Tommy Bahama's identity as the purveyor of island lifestyle is among the strongest in retail, transcending its products and resonating clearly among consumers. Restricting distribution and focusing on sell-through with key retail partners has been critical to maintaining an element of exclusivity to the brand and enhancing its aspirational nature. This brand strategy manifests itself in wholesale distribution, where Tommy Bahama enjoys an enviable position among men's sportswear brands, as well as in its strong licensing and retail operations.

During fiscal 2006, Tommy Bahama grew revenues to $409 million, reflecting strong sell-through at wholesale and the success of its retail store expansion. Tommy Bahama opened five new company-owned retail stores, bringing the total number of retail stores to 59. This figure includes seven compounds which pair a Tommy Bahama retail store with an island-inspired restaurant and bar. Tighter operating controls enhanced profitability dramatically, with operating income growing 32% to $72 million.

The launch of multiple sub-brands further demonstrates the strong brand development and management within the Tommy Bahama Group. Indigo Palms, its denim collection, and Island Soft, its more upscale and fashion-forward collection, continue to enjoy growing support among retailers. In fiscal 2006, we launched Tommy Bahama Relax, which is devoted to the most casual elements of the Tommy Bahama lifestyle, to a terrific response. Most recently, Tommy Bahama Golf 18, a men's and women's golf collection targeted at upscale private golf clubs and resorts, has been greeted with great enthusiasm by the golf market.

Menswear Group

We acquired Ben Sherman in fiscal 2005, seeing in the name the same potential to develop a lifestyle brand as we saw in Tommy Bahama. There remains significant untapped potential in the U.S., but the evolution of Ben Sherman has been, and will be, different than Tommy Bahama. In its native United Kingdom market, Ben Sherman is a well-established brand with 43 years of success behind it. Taking a page from Tommy Bahama's strategy, we have tweaked the distribution in the UK away from lower-tier accounts. Focusing on more upscale retail partners brings exclusivity and better sell-through at retail. In the U.S., the brand is still essentially in its infancy and has required ongoing strategic adjustments to build brand awareness and loyalty.

Company-owned retail stores will be an important part of developing the Ben Sherman brand in the U.S. In fiscal 2006, we launched our first two retail stores in the U.S. The brand's flagship U.S. store is located in New York's eclectic Soho area, while the second store in Los Angeles provides a meaningful West Coast presence.

A difficult retail environment in the UK and Europe set the stage for a challenging fiscal 2006 for Ben Sherman. In the U.S., the brand's fall and spring merchandising mix simply departed too far from its core identity and sales plans were too aggressive. We are pleased to report that the fall 2006 line was re-focused more toward the brand's core heritage and has been well received by customers.

The strategic adjustments at Ben Sherman combined with an extremely competitive environment for our private label business created a demanding year for our Menswear Group. Net sales for fiscal 2006 were $700 million, while operating profit totaled $42 million. With the acknowledgement that fierce competition will be a fact of life for our private label business, our efforts in this business are directed toward greater operating efficiency and adding value for our retail partners through superior sourcing and merchandising capabilities. In the third and fourth quarters, we closed four manufacturing facilities in the Dominican Republic and Honduras and consolidated related support functions in the U.S. This has resulted in a more flexible, cost-effective sourcing network and leaves only two remaining owned manufacturing facilities in all of Oxford.

Tailored clothing continues to be one of our strongest areas within the Menswear Group. The acquisition of Arnold Brant, a designer of suits for the category's higher price points in top-tier department and specialty stores, has provided a strong presence for us in this important market segment. Our tailored clothing operations now span the full range of price points, from Target in the mass merchant channel to Nordstrom's and Saks at the upper end.

Solitude is another brand acquired during 2006. This casual men's sportswear line, inspired by the California surfing lifestyle, was launched in 500 JCPenney stores last year. Our objective is to partner with JCPenney on a proprietary basis to develop Solitude into a signature lifestyle brand.

Womenswear Group Divestiture

The sale of our Womenswear Group in 2006 was perhaps the most significant indication of Oxford's continuing strategic transformation. The Womenswear Group, which specialized in private label for the mass merchant channel, has contributed to Oxford's success for many years. We are very proud of the dramatic turnaround that the Womenswear Group achieved in fiscal 2006. Given our brand focus going forward, however, a disposition of this business was timely and made strategic sense.

Consolidated Results

In fiscal 2006, our net sales from continuing operations increased 5% to $1,109 million from $1,057 million in fiscal 2005. The Tommy Bahama Group reported a 2.4% increase in net sales over last year despite one additional week and $10 million in private label sales in the previous fiscal year. Net sales for our Menswear Group increased 7% to $700 million in fiscal 2006, driven by new marketing initiatives and the inclusion of Ben Sherman for twelve months in fiscal 2006 compared to ten months in fiscal 2005.

Our gross margins from continuing operations increased to 38.9% in fiscal 2006 from 38.2% last year, reflecting strong performance in the Tommy Bahama Group and a growing percentage of company-owned retail stores. Earnings from continuing operations increased 17% to $51 million from $44 million last year. Our diluted earnings from continuing operations per common share rose 14% to $2.88 in fiscal 2006 from $2.53 in fiscal 2005.

Strategic Repositioning

Beyond the annual financial numbers, another set of numbers really tells the story of Oxford today:

- 52% of total revenues are generated by the Tommy Bahama and Ben Sherman lifestyle brands.
- 20% of total revenues are derived from retail sales in our company-owned stores, which now total 69 across all of our brands.
- Royalties and other operating income totaled $13.1 million in fiscal 2006.

Consider that just four short years ago, these key components of our business did not exist at all within Oxford. Simply put, these numbers tell a story of a company that has taken control of its own destiny and changed the potential for profitable growth significantly.

For all of our accomplishments, more work and untapped opportunity remain. These opportunities include the continuing development of the Ben Sherman brand at wholesale in the U.S. and around the globe. Both Tommy Bahama and Ben Sherman are in the early stages of developing women's businesses on a meaningful level. Tommy Bahama now has four successful brand extensions that represent numerous growth paths. Our retail strategy includes plans to open five to ten Tommy Bahama stores annually for the next several years and to evaluate the current four Ben Sherman stores in the U.S. and the UK with an eye toward continuing expansion in the future.

We remain very enthusiastic about future acquisitions to expand our brand portfolio, adding even more opportunities for new growth. And finally, though our company-owned manufacturing days are essentially behind us, a strong manufacturing and operating legacy resides within our organization. We utilize and leverage our sourcing, information technology, supply chain, logistics and inventory management expertise on a daily basis to improve costs, enhance margins and increase profitability across all of our businesses.

As we embark upon a new fiscal year, we offer our sincere thanks to the employees, customers and shareholders who continue to encourage and support Oxford's evolution in new directions. We are energized by the opportunities before us and are hard at work to realize even more success as we make sure that Oxford is always *The Right Name* for all of our stakeholders.

J. Hicks Lanier

Sincerely,
J. Hicks Lanier
Chairman and Chief Executive Officer
August 22, 2006

The Right Names for Oxford


Tommy Bahama

An aspirational lifestyle brand that defines elegant, island living with men's and women's sportswear, swimwear and accessories



Denim-related sportswear infused with an island attitude by Tommy Bahama



A more fashion-minded collection of men's sportswear, jackets and trousers by Tommy Bahama


RELAX

Tommy Bahama's most casual collection of sportswear for men


Tommy Bahama

A collection of men's and women's golfwear featuring the latest in fashion trends and high-tech fabrics from Tommy Bahama



Modern, British-inspired sportswear, accessories and footwear for youthful-thinking men and women


ARNOLD BRANT

Men's tailored clothing collection that blends the modern elements of style with affordable luxury


OXFORD

A collection that appeals to the sophisticated golf apparel consumer with a taste for high quality, attention to detail and classic styling



A collection of casual and dress sportswear inspired by the casual, beach lifestyle of surf, sand and sun


ELY
CATTLEMAN
SINCE
1878

Authentic, western-inspired shirts and sportswear for men and women


NAUTICA
NAUTICA

Fashionable, updated traditional collection of tailored clothing for department stores


TOMMY HILFIGER
ITHACA

Designer dress shirts sold in better department stores


ORVIS

Men's sportswear and outerwear that exemplify the Orvis brand's distinctive country lifestyle


OSCAR DE LA RENTA

One of the best-selling men's tailored clothing labels in department stores


GEOFFREY BEENE
GEOFFREY BEENE
GEOFFREY BEENE
GEOFFREY BEENE
GEOFFREY BEENE
GEOFFREY BEENE
GEOFFREY BEENE
GEOFFREY BEENE

Contemporary suits and sportcoats at moderate price points for department and specialty stores


DOCKERS

A sportcoat and dress shirt extension f one of menswear's most popular slacks brands

2006 Financial Information

Oxford Industries, Inc. and Subsidiaries

Our selected financial data below reflects the impact of our fiscal 2004 acquisition of Tommy Bahama and our fiscal 2005 acquisition of Ben Sherman. In addition, the selected financial data below reflects the divestiture of our Womenswear Group operations in fiscal 2006, resulting in those operations being classified as discontinued operations for all periods presented.

	Fiscal 2006	Fiscal 2005	Fiscal 2004	Fiscal 2003	Fiscal 2002
	($ in thousands, except per share amounts)				
Net sales	**$ 1,109,116**	$ 1,056,787	$ 818,687	$ 455,840	$ 423,541
Cost of goods sold	**677,429**	653,538	515,481	339,944	327,454
Gross profit	**431,687**	403,249	303,206	115,896	96,087
Selling, general and administrative expenses	**339,073**	314,413	228,293	99,993	89,761
Amortization of intangible assets	**7,642**	8,622	6,670	38	271
Royalties and other operating income	**13,144**	12,060	5,114	–	–
Operating income	**98,116**	92,274	73,357	15,865	6,055
Interest expense, net	**23,971**	26,146	23,530	1,772	–
Earnings before income taxes	**74,145**	66,128	49,827	14,093	6,055
Income taxes	**22,944**	22,177	18,363	5,778	2,459
Earnings from continuing operations	**51,201**	43,951	31,464	8,315	3,596
Earnings from discontinued operations	**19,270**	5,876	8,252	12,012	6,976
Net earnings	**$ 70,471**	$ 49,827	$ 39,716	$ 20,327	$ 10,572
Diluted earnings from continuing operations per common share	**$ 2.88**	$ 2.53	$ 1.88	$ 0.55	$ 0.24
Diluted earnings from discontinued operations per common share	**$ 1.08**	$ 0.34	$ 0.49	$ 0.79	$ 0.46
Diluted net earnings per common share	**$ 3.96**	$ 2.87	$ 2.38	$ 1.34	$ 0.70
Diluted weighted average shares outstanding	**17,781**	17,350	16,699	15,143	15,099
Dividends	**$ 9,899**	$ 8,515	$ 7,285	$ 6,314	$ 6,304
Dividends declared per common share	**$ 0.57**	$ 0.51	$ 0.45	$ 0.42	$ 0.42
Total assets related to continuing operations	**$ 826,380**	$ 826,297	$ 598,951	$ 408,247	$ 174,928
Total assets	**$ 885,595**	$ 905,877	$ 694,817	$ 494,365	$ 250,513
Long-term debt	**$ 200,023**	$ 289,076	$ 198,814	$ 198,586	$ 139
Shareholders' equity	**$ 398,701**	$ 303,501	$ 238,977	$ 189,365	$ 175,201
Capital expenditures	**$ 24,953**	$ 23,407	$ 14,073	$ 1,969	$ 1,446
Depreciation and amortization included in continuing operations	**$ 22,734**	$ 21,943	$ 17,971	$ 5,029	$ 5,906
Amortization of deferred financing costs	**$ 2,462**	$ 4,439	$ 2,655	$ 50	$ –
Book value per share at year-end	**$ 22.59**	$ 17.97	$ 14.74	$ 12.59	$ 11.66
Return (earnings from continuing operations) on average shareholders' equity	**14.6%**	16.2%	14.7%	4.6%	2.1%
Return (earnings from continuing operations) on average total assets related to continuing operations	**6.2%**	6.2%	6.2%	2.9%	2.1%

The following discussion and analysis of our operations, cash flows, liquidity and capital resources should be read in conjunction with our consolidated financial statements contained in this report.

OVERVIEW

We generate revenues and cash flow through the design, sale, production and distribution of branded and private label consumer apparel and footwear for men, women and children and the licensing of company-owned trademarks. Our principal markets and customers are located primarily in the United States. We source more than 95% of our products through third-party producers. We primarily distribute our products through our wholesale customers which include chain stores, department stores, specialty stores, specialty catalog and mass merchants. We also sell our products for some brands in our own retail stores.

We operate in an industry that is highly competitive. Our ability to continuously evaluate and respond to changing consumer demands and tastes across multiple market segments, distribution channels and geographic regions is critical to our success. Although our approach is aimed at diversifying our risks, misjudging shifts in consumer preferences could have a negative effect on future operating results. Other key aspects of competition include quality, brand image, distribution methods, price, customer service and intellectual property protection. Our size and global operating strategies help us to successfully compete by providing opportunities for operating synergies. Our success in the future will depend on our ability to continue to design products that are acceptable to the markets we serve and to source our products on a competitive basis while still earning appropriate margins.

The most significant factors impacting our results and contributing to the change in diluted earnings from continuing operations per common share of $2.88 in fiscal 2006 from $2.53 in fiscal 2005 were:

- the disposition of our Womenswear Group operations for approximately $37 million on June 2, 2006, resulting in all Womenswear operations being reclassified to discontinued operations for all periods presented and diluted earnings from discontinued operations per common share of $1.08 and $0.34 in fiscal 2006 and fiscal 2005;
- the ownership of Ben Sherman for the entire year in fiscal 2006, compared to ten months in fiscal 2005 after the July 30, 2004 acquisition, partially offset by the lower Ben Sherman operating results in the last half of fiscal 2006 compared to the prior year;
- a significant increase in the operating margins of the Tommy Bahama Group as a result of certain operating efficiencies that were implemented in late fiscal 2005 and early fiscal 2006;
- the repatriation of foreign earnings during fiscal 2006, which resulted in a positive impact on our effective tax rate and an increase in earnings from continuing operations of $2.9 million, or $0.17 per diluted common share, in fiscal 2006;
- a 5% growth in consolidated net sales in fiscal 2006 compared to fiscal 2005, primarily due to the growth in our Menswear Group; and
- the one-time costs of $3.4 million associated with the closure of four manufacturing facilities and consolidation of certain support functions in our Menswear Group, which resulted in after-tax costs of $0.12 per diluted common share in fiscal 2006.

RESULTS OF OPERATIONS

The following tables set forth the line items in our consolidated statements of earnings data both in dollars and as a percentage of net sales. The tables also set forth the percentage change of the data as compared to the prior year. We have calculated all percentages based on actual data, but percentage columns may not add due to rounding. Individual line items of our consolidated statements of earnings may not be directly comparable to those of our competitors, as statement of earnings classification of certain expenses may vary by company. The results of operations of Ben Sherman and the Tommy Bahama Group are included in our consolidated statements of earnings from the respective dates of the acquisitions.

	Fiscal Year		
	2006	2005	2004
		(In thousands)	
Net sales	**$1,109,116**	$1,056,787	$818,687
Cost of goods sold	**677,429**	653,538	515,481
Gross profit	**431,687**	403,249	303,206
Selling, general and administrative	**339,073**	314,413	228,293
Amortization of intangible assets	**7,642**	8,622	6,670
Royalties and other operating income	**13,144**	12,060	5,114
Operating income	**98,116**	92,274	73,357
Interest expense, net	**23,971**	26,146	23,530
Earnings before income taxes	**74,145**	66,128	49,827
Income taxes	**22,944**	22,177	18,363
Earnings from continuing operations	**51,201**	43,951	31,464
Gain on sale of discontinued operations, net of taxes	**10,378**	–	–
Earnings from discontinued operations, net of taxes	**8,892**	5,876	8,252
Net earnings	**$ 70,471**	$ 49,827	$ 39,716

	Fiscal Year			Percent Change	
% of Net Sales	**2006**	2005	2004	'05-'06	'04-'05
Net sales	**100.0%**	100.0%	100.0%	5.0%	29.1%
Cost of goods sold	**61.1%**	61.8%	63.0%	3.7%	26.8%
Gross profit	**38.9%**	38.2%	37.0%	7.1%	33.0%
Selling, general and administrative	**30.6%**	29.8%	27.9%	7.8%	37.7%
Amortization of intangible assets	**0.7%**	0.8%	0.8%	(11.4)%	29.3%
Royalties and other operating income	**1.2%**	1.1%	0.6%	9.0%	135.8%
Operating income	**8.8%**	8.7%	9.0%	6.3%	25.8%
Interest expense, net	**2.2%**	2.5%	2.9%	(8.3)%	11.1%
Earnings before income taxes	**6.7%**	6.3%	6.1%	12.1%	32.7%
Income taxes	**2.1%**	2.1%	2.2%	3.5%	20.8%
Earnings from continuing operations	**4.6%**	4.2%	3.8%	16.5%	39.7%
Gain on sale of discontinued operations, net of taxes	**0.9%**	–	–	n/a	n/a
Earnings from discontinued operations, net of taxes	**0.8%**	0.6%	1.0%	51.3%	(28.8)%
Net earnings	**6.4%**	4.7%	4.9%	41.4%	25.5%

SEGMENT DEFINITION

In our continuing operations, we have two operating segments for purposes of allocating resources and assessing performance. The Menswear Group produces branded and private label dress shirts, sport shirts, dress slacks, casual slacks, suits, sportcoats, suit separates, walkshorts, golf apparel, outerwear, sweaters, jeans, swimwear, footwear and headwear, licenses its brands for accessories and other products and operates retail stores. The Tommy Bahama Group produces lifestyle branded casual attire, operates retail stores and restaurants, and licenses its brands for accessories, footwear, furniture and other products. The head of each operating segment reports to the chief operating decision maker.

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. LIFO inventory calculations are made on a legal entity basis which does not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the operating segments. Total assets for Corporate and Other includes the LIFO inventory reserve of $38.0 million and $37.3 million at June 2, 2006 and June 3, 2005, respectively.

As discussed in note 3 in our consolidated financial statements included in this report, we sold our Womenswear Group operations in fiscal 2006. Our Womenswear Group produced private label women's sportswear separates, coordinated sportswear, outerwear, dresses and swimwear. The operating results of the Womenswear Group have not been included in segment information as all amounts were reclassified to discontinued operations, except for $1.9 million, $1.8 million and $2.1 million of corporate overhead costs for fiscal 2006, 2005 and 2004, respectively, that were previously allocated to the Womenswear Group that have been reclassified to Corporate and Other.

The information below presents certain information about our segments.

	Fiscal Year			Percent Change	
	2006	2005	2004	'05-'06	'04-'05
		(In thousands)			
Net Sales					
Menswear Group	**$ 699,949**	$ 656,606	$ 448,800	6.6%	46.3%
Tommy Bahama Group	**409,141**	399,658	369,148	2.4%	8.3%
Corporate and Other	**26**	523	739	(95.0)%	(29.2)%
Total	**$1,109,116**	$1,056,787	$ 818,687	5.0%	29.1%

	Fiscal Year			Percent Change	
	2006	2005	2004	'05-'06	'04-'05
		(In thousands)			
Operating Income					
Menswear Group	**$ 42,307**	$ 58,237	$ 41,915	(27.4)%	38.9%
Tommy Bahama Group	**71,522**	54,128	50,644	32.1%	6.9%
Corporate and Other	**(15,713)**	(20,091)	(19,202)	21.8%	(4.6)%
Total	**$ 98,116**	$ 92,274	$ 73,357	6.3%	25.8%

For further information regarding our segments, see note 13 to our consolidated financial statements included in this report.

FISCAL 2006 COMPARED TO FISCAL 2005

The discussion below compares our results of operations for fiscal 2006 to fiscal 2005. Each percentage change provided below reflects the change between these periods unless indicated otherwise.

Net sales increased by $52.3 million, or 5.0%, in fiscal 2006. The increase was primarily due to an increase in the average selling price per unit of 2.3% and an increase in unit sales of 2.2%.

The Menswear Group reported a 6.6% increase in net sales in fiscal 2006. The increase was due to the unit sales increase of 3.4% in the historical Menswear business from new marketing initiatives in tailored clothing and dress, knit and woven shirts, as well as the inclusion of Ben Sherman for twelve months of fiscal 2006 versus ten months of fiscal 2005. Ben Sherman brand net sales were $166.6 million in fiscal 2006 and $154.1 million in fiscal 2005. The average selling price per unit for the historical Menswear business increased 2.6%, primarily due to a change in product mix.

The Tommy Bahama Group reported a 2.4% increase in net sales in fiscal 2006. The increase was due to an average selling price per unit increase of 3.3%, excluding the private label business, resulting from increased retail sales and higher average selling price per unit on branded wholesale business. The increase in retail sales was primarily due to an increase in the number of retail stores from 53 at the end of fiscal 2005 to 59 at the end of fiscal 2006. The higher average selling price per unit on branded wholesale business was due to lower levels of off-price merchandise during fiscal 2006. The net sales increase was partially offset by exiting the private label business, which accounted for $10.0 million of sales in fiscal 2005 and virtually no sales in fiscal 2006.

Gross profit increased 7.1% in fiscal 2006. The increase was due to higher sales and higher gross margins. Gross margins increased from 38.2% of net sales in fiscal 2005 to 38.9% of net sales in fiscal 2006. The increase was primarily due to the increased margins of the Tommy Bahama Group discussed below partially offset by the sales increases in the lower-margin businesses in the Menswear Group and the one-time costs associated with the closure of four manufacturing facilities in our Menswear Group.

Our gross profit may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

Selling, general and administrative expenses, or SG&A, increased 7.8% during fiscal 2006. SG&A was 29.8% of net sales in fiscal 2005 compared to 30.6% of net sales in fiscal 2006. The increase in SG&A was primarily due to:

- the ownership of Ben Sherman for twelve months in fiscal 2006 compared to ten months in fiscal 2005;
- the higher SG&A expense structure associated with our Ben Sherman branded business;
- additional Tommy Bahama and Ben Sherman retail stores;
- expenses associated with the start-up of new marketing initiatives in the Menswear Group; and
- costs associated with the consolidation of certain support functions in the Menswear Group.

Amortization of intangible assets decreased 11.4% in fiscal 2006. The decrease was due to certain intangible assets acquired as part of our acquisitions of Tommy Bahama and Ben Sherman, which have a greater amount of amortization in the earlier periods following the acquisition than later periods. This decline was partially offset by recognizing amortization related to the intangible assets acquired in the Ben Sherman transaction for the entire period during the twelve months of fiscal 2006 compared to only ten months in the prior year.

Royalties and other operating income increased 9.0% in fiscal 2006. The increase was primarily due to the benefit of licensing related to our Ben Sherman brand for the entire twelve months of fiscal 2006, as well as higher royalty income from existing and additional licenses for the Tommy Bahama brand.

Operating income increased 6.3% in fiscal 2006.

The Menswear Group reported a 27.4% decrease in operating income in fiscal 2006. The decrease in operating income was primarily due to the decline in operating income at Ben Sherman and in our historical Menswear business. The decline in operating income in our Ben Sherman business was primarily due to markdowns, allowances and returns resulting from poorly performing product lines and aggressive sales plans in the second half of fiscal 2006. The decline in operating income in our historical Menswear business was primarily due to the closure of the manufacturing facilities, consolidation of support functions and streamlining of operations mentioned above.

The Tommy Bahama Group reported an increase of 32.1% in operating income in fiscal 2006. The increase in operating income was primarily due to:

- improvements in gross margins due to higher retail sales, improvements in product sourcing and improved inventory management, which resulted in reduced markdowns;
- exiting the private label business, which provided lower margins; and
- reduced amortization expense related to intangible assets.

The Corporate and Other operating loss decreased $4.4 million, or 21.8%, in fiscal 2006. The decrease in the operating loss was primarily due to decreased parent company expenses, including a decrease in incentive compensation.

Interest expense, net decreased 8.3% in fiscal 2006. The decrease in interest expense was primarily due to the non-recurring $1.8 million charge recognized in the first quarter of fiscal 2005 related to the refinancing of our U.S. revolving credit facility in July 2004 and lower debt levels in fiscal 2006, partially offset by higher interest rates during fiscal 2006.

Income taxes were at an effective tax rate of 30.9% for fiscal 2006 compared to 33.5% for fiscal 2005. The change was primarily due to the impact of the repatriation of earnings of certain of our foreign subsidiaries during fiscal 2006.

Discontinued operations resulted from the disposition of our Womenswear Group operations on June 2, 2006, leading to all Womenswear Group operations being reclassified to discontinued operations for all periods presented and diluted earnings from discontinued operations per common share of $1.08 in fiscal 2006 and $0.34 in fiscal 2005. The increase in earnings from gain on sale and discontinued operations was primarily due to the gain on the sale of our Womenswear Group operations and higher sales in fiscal 2006.

FISCAL 2005 COMPARED TO FISCAL 2004

The discussion below compares our results of operations for fiscal 2005 to fiscal 2004. Each percentage change provided below reflects the change between these periods unless indicated otherwise.

Net sales increased $238.1 million, or 29.1%, in fiscal 2005 as a result of the sales increases in our Menswear Group and Tommy Bahama Group discussed below.

The Menswear Group reported a $207.8 million, or 46.3%, increase in net sales in fiscal 2005. The change was primarily due to the acquisition of Ben Sherman, which added sales of $154.1 million to our net sales in fiscal 2005 after our acquisition during that year and the unit sales increase of 13.5% in our historical Menswear business from new marketing initiatives in dress shirts and sport shirts, tailored clothing and the licensed Nick(it) sportswear collection. These sales increases were partially offset by an average selling price per unit decline of 1.4% in our historical Menswear business, due to a change in product mix.

The Tommy Bahama Group reported an increase of $30.5 million, or 8.3%, in net sales in fiscal 2005 despite a reduction in net sales of $29.2 million due to exiting the private label business. The increase was primarily due to:

- our ownership of Tommy Bahama for all 53 weeks of fiscal 2005 as compared to 50 of 52 weeks in fiscal 2004;
- the unit sales increase of 10.6%, excluding the private label business;
- the average selling price per unit increase of 18.1%, excluding the private label business; and
- an increase in the number of total retail stores from 42 at May 28, 2004 to 53 at June 3, 2005.

Gross profit increased 33.0% in fiscal 2005. The increase was due to higher sales and higher gross margins. Gross margins increased from 37.0% during fiscal 2004 to 38.2% during fiscal 2005. The increase was primarily due to:

- the increased branded sales of the Tommy Bahama Group, which has higher gross margins;
- the Tommy Bahama Group's exit from the private label business, which had lower gross margins; and
- the acquisition of Ben Sherman, which has higher gross margins than our historical Menswear business.

Our gross profit may not be directly comparable to those of our competitors, as income statement classifications of certain expenses may vary by company.

Selling, general and administrative expenses increased 37.7% in fiscal 2005. SG&A was 29.8% of net sales in fiscal 2005 compared to 27.9% in fiscal 2004. The increase in SG&A was primarily due to:

- the addition of Ben Sherman, which has a higher SG&A expense structure;
- expenses associated with opening new retail stores in the Tommy Bahama Group;
- start-up costs associated with new marketing initiatives in our Menswear Group; and

- increased auditing and compliance costs primarily related to the requirements resulting from the Sarbanes-Oxley Act of 2002.

Amortization of intangible assets increased 29.3% in fiscal 2005. The change was primarily the result of the amortization of intangible assets acquired as part of the Ben Sherman acquisition, partially offset by lower amortization amounts related to the Tommy Bahama Group acquisition.

Royalties and other operating income increased 135.8% in fiscal 2005. The increase was due to an increase in royalties earned from existing licenses as well as new licenses for the Tommy Bahama and Ben Sherman brands.

Operating income increased 25.8% in fiscal 2005.

The Menswear Group reported a 38.9% increase in operating income in fiscal 2005. The increase in operating income was primarily due to the acquisition of Ben Sherman during fiscal 2005 and stronger results in our tailored clothing business. Operating income growth was partially offset by losses related to the start-up of new marketing initiatives, weaker performance in our licensed golf business and weaker performance in our private label sportswear and casual slacks business.

The Tommy Bahama Group reported a 6.9% increase in operating income in fiscal 2005. The increase was primarily due to:

- the favorable change in product mix from the lower-margin private label business to the higher-margin branded business;
- the higher proportion of sales through our retail stores as opposed to our wholesale distribution channel, which has lower margins than retail distribution;
- decreased amortization of intangible assets; and
- increased royalty income from new and existing licenses in fiscal 2005.

The increased operating income mentioned above was partially offset by higher marketing expenses, including $3.4 million related to our title sponsorship in the PGA Tommy Bahama Challenge Golf Tournament and increased SG&A related to opening new retail stores.

The Corporate and Other operating loss increased 4.6% in fiscal 2005. The increase in the operating loss was primarily due to increased parent company expenses partially offset by LIFO inventory accounting.

Interest expense, net increased 11.1% in fiscal 2005. The increase in interest expense was due to the interest on debt incurred to finance the acquisition of Ben Sherman and the non-cash write-off of $1.8 million of deferred financing costs resulting from the modification of our U.S. revolving credit facility in the first quarter of fiscal 2005 associated with the Ben Sherman acquisition.

Income taxes were at an effective tax rate of 33.5% for fiscal 2005 compared to 36.8% for fiscal 2004. Variations in the effective tax rate were primarily attributable to the acquisition of Ben Sherman during fiscal 2005. Additionally, we received refunds of prior year state taxes, recorded a decrease in certain contingent tax liabilities and had a change in the relative distribution of pre-tax earnings among the various taxing jurisdictions in which we operate.

Discontinued operations resulted from the disposition of our Womenswear Group operations on June 2, 2006, leading to all Womenswear operations being reclassified to discontinued operations for all periods presented and diluted net earnings from discontinued operations per common share of $0.34 in fiscal 2005 and $0.49 in fiscal 2004. The lower earnings from discontinued operations was primarily due to lower sales in fiscal 2005 compared to fiscal 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our primary source of revenue and cash flow is our operating activities in the United States and to some extent the United Kingdom. When cash inflows are less than cash outflows, subject to their terms, we also have access to amounts under our U.S. Revolver and U.K. Revolver, each of which are described below. We may seek to finance future capital investment programs through various methods, including, but not limited to, cash flow from operations, borrowings under our current or additional credit facilities and sales of equity securities.

Our liquidity requirements arise from the funding of our working capital needs, which include inventory, other operating expenses and accounts receivable, funding of capital expenditures, payment of quarterly dividends, repayment of our indebtedness and acquisitions, if any. Generally, our product purchases are acquired through trade letters of credit which are drawn against our lines of credit at the time of shipment of the products and reduce the amounts available under our lines of credit when issued.

Cash and cash equivalents on hand was $10.5 million at June 2, 2006 compared to $6.5 million at June 3, 2005.

Operating Activities

During fiscal 2006, our continuing operations generated $81.0 million of cash. The increase in operating cash flows was primarily a result of the earnings from continuing operations for the period adjusted for non-cash activities such as depreciation, amortization and stock compensation for restricted stock awards and changes in working capital accounts. The changes in working capital accounts included lower amounts of inventories, slightly lower amounts of receivables, higher amounts of non-current liabilities including deferred rent and deferred compensation and decreases in current liabilities.

During fiscal 2005, we generated cash flows from continuing operations of $41.2 million. This cash was generated primarily from revenues from the sale of our products net of cash paid for the cost of goods sold, general and administrative operating expenses and interest expense adjusted for non-cash activities such as depreciation, amortization and stock compensation for restricted stock awards and changes in working capital accounts. The changes in working capital accounts included higher levels of inventory, accounts receivable, other non-current assets, current liabilities and other non-current liabilities.

Our working capital ratio, which is calculated by dividing total current assets by total current liabilities, was 1.98:1 and 1.85:1 at June 2, 2006 and June 3, 2005, respectively. The improvement was due to the significant reduction of current liabilities related to continuing operations (primarily accounts payable and additional acquisition cost payable) partially offset by a decrease in current assets related to continuing operations due to the decrease in inventories between periods, each as discussed below.

Receivables were $142.3 million and $145.9 million at June 2, 2006 and June 3, 2005, respectively, representing a decrease of 2%. Days' sales outstanding for our accounts receivable related to continuing operations, excluding retail sales, was 54 days and 57 days at June 2, 2006 and June 3, 2005, respectively.

Inventories were $123.6 million and $145.9 million at June 2, 2006 and June 3, 2005, respectively. This decrease was primarily a result of a reduction of inventory in our Tommy Bahama Group as we had minimal levels of excess inventory on hand at June 2, 2006 compared to June 3, 2005. Additionally, inventory in our historical Menswear Group decreased compared to June 3, 2005 primarily due to reductions in levels of replenishment program inventory. Our days supply of inventory on hand related to continuing operations, calculated on a trailing twelve month average using a FIFO basis, was 96 and 103 days at June 2, 2006 and June 3, 2005, respectively.

Prepaid expenses were $22.0 million and $20.4 million at June 2, 2006 and June 3, 2005, respectively. The increase in prepaid expenses was primarily due to our having more retail stores and higher prepaid advertising at June 2, 2006 compared to the prior year.

Current assets related to discontinued operations were $59.2 million and $74.7 million at June 2, 2006 and June 3, 2005, respectively. The decrease in current assets related to discontinued operations is a result of the disposition of the Womenswear Group inventory, except for inventory in transit, as of June 2, 2006. We anticipate that substantially all of these current assets will be converted into cash for us during the first quarter of fiscal 2007.

Current liabilities, which primarily consist of payables arising out of our operating activities, were $180.3 million and $212.4 million at June 2, 2006 and June 3, 2005, respectively. The decrease in liabilities related to continuing operations is primarily due to a change in the payment terms of certain of our suppliers during fiscal 2006, the reduction of the earn-out liability for fiscal 2006 compared to fiscal 2005 based on the terms of the agreement and the timing of certain payments, including income taxes and inventory purchases, compared to the prior year. Additionally, included in these amounts are current liabilities related to discontinued operations of $30.7 million and $15.9 million at June 2, 2006 and June 3, 2005, which increased primarily as a result of certain costs associated with our disposition of our Womenswear Group business, including payments to employees of the Womenswear Group, transaction costs and the tax liability related to the disposition.

Deferred income tax liabilities were $76.6 million and $77.2 million at June 2, 2006 and June 3, 2005, respectively. The decrease was primarily a result of changes in property, plant and equipment basis differences, amortization of acquired intangibles, deferred rent and deferred compensation balances.

Other non-current liabilities, which primarily consist of deferred rent and deferred compensation amounts, were $30.0 million and $23.6 million at June 2, 2006 and June 3, 2005, respectively. The increase was primarily due to the recognition of deferred rent during fiscal 2006 as well as the deferral of certain compensation payments to our executives in accordance with our deferred compensation plans.

Investing Activities
During fiscal 2006, investing activities used $34.6 million in cash. We paid $11.5 million for acquisitions in fiscal 2006 consisting of the earn-out payment in the first quarter of fiscal 2006 related to the fiscal 2005 Tommy Bahama Group earn-out and the payments for the acquisition of the Solitude and Arnold Brant trademarks and related working capital. Additionally, approximately $25.0 million of capital expenditures were incurred, primarily related to new Tommy Bahama and Ben Sherman retail stores.

During fiscal 2005, investing activities used $166.7 million in cash, consisting of approximately $138.3 million (net of cash acquired) for the acquisition of Ben Sherman as well as payments in the first quarter of fiscal 2005 of approximately $5.5 million related to the Tommy Bahama Group acquisition. Additionally, we incurred capital expenditures of $23.4 million primarily related to new Tommy Bahama retail stores, capital expenditures for computer equipment and software and capital expenditures associated with our leased headquarters for our Tommy Bahama Group in Seattle, Washington and our Ben Sherman U.S. operations in New York.

Non-current assets including property, plant and equipment, goodwill, intangible assets and other non-current assets increased primarily as a result of the fiscal 2006 earn-out related to the Tommy Bahama acquisition, capital expenditures for our retail stores and the impact of changes in foreign currency exchange rates. These increases were partially offset by depreciation of our fixed assets and amortization of our intangible assets.

Financing Activities
During fiscal 2006, financing activities used approximately $98.0 million in cash. The cash flow generated from our operating activities in excess of our investments as well as the proceeds from the disposition of the Womenswear Group operations were used to repay amounts on our lines of credit during fiscal 2006. We also received $4.0 million of cash provided from the exercise of employee stock options. These amounts were partially offset by the payment of $9.5 million of dividends on our common shares during fiscal 2006.

During fiscal 2005, financing activities generated $74.0 million in cash. Substantially all of these proceeds represent the funding from the U.S. Revolver to finance the Ben Sherman acquisition on July 30, 2004, partially offset by the $2.8 million paid in the first quarter of fiscal 2005 related to our refinancing of our U.S. revolving credit facility. Additionally, $2.5 million of cash was provided by the exercise of employee stock options. These cash proceeds were partially offset by the use of cash to pay $8.2 million of dividends on our common stock.

On June 5, 2006, we paid a cash dividend of $0.15 per share to shareholders of record as of May 15, 2006. Additionally, on August 3, 2006, our Board of Directors declared a cash dividend of $0.15 per share payable on September 5, 2006 to shareholders of record on August 22, 2006. That dividend is the 185th consecutive quarterly dividend we have paid since we became a public company in July 1960. We expect to pay dividends in future quarters. However, we may decide to discontinue or modify the dividend payment at any time if we determine that other uses of our capital, including, but not limited to, payment of debt outstanding or funding of future acquisitions, may be in our best interest, if our expectations of future cash flows and future cash needs outweigh the ability to pay a dividend or if the terms of our credit facilities limit our ability to pay dividends. We may borrow to fund dividends in the short term based on our expectations of operating cash flows in future periods. All cash flow from operations will not necessarily be paid out as dividends in all periods.

Debt decreased by $92.3 million at June 2, 2006 compared to June 3, 2005 primarily as a result of the decrease in the borrowings under the U.S. Revolver due to proceeds from our disposition of the operations of our Womenswear Group on June 2, 2006 and the excess of cash flow from operations over investments during fiscal 2006.

Cash Flows from Discontinued Operations
During fiscal 2006 and 2005 our Womenswear Group generated cash flow of $55.8 million and $10.2 million, respectively. These cash flows were primarily due to the earnings of the Womenswear Group, adjusted for any changes in working capital accounts during the year and the proceeds from the disposition of the Womenswear Group operations in fiscal 2006.

Liquidity and Capital Resources

The table below provides a description of our significant financing arrangements (in thousands) at June 2, 2006:

	Balance
$280 million U.S. Secured Revolving Credit Facility ("U.S. Revolver"), which accrues interest (8.0% at June 2, 2006), unused line fees and letter of credit fees based upon a pricing grid tied to certain debt ratios, requires interest payments monthly with principal due at maturity (July 2009), and is collateralized by substantially all the assets of our domestic subsidiaries	$ 900
£12 million Senior Secured Revolving Credit Facility ("U.K. Revolver"), which accrues interest at the bank's base rate plus 1.2% (5.70% at June 2, 2006), requires interest payments monthly with principal payable on demand or at maturity (July 2007), and is collateralized by substantially all the United Kingdom assets of Ben Sherman	102
$200 million Senior Unsecured Notes ("Senior Unsecured Notes"), which accrue interest at 8.875% (effective rate of 9.0%), require interest payments semi-annually on June 1 and December 1 of each year, require payment of principal at maturity (June 2011), are subject to certain prepayment penalties and are guaranteed by our domestic subsidiaries	200,000
Other debt, including capital lease obligations with varying terms and conditions, collateralized by the respective assets	35
Total debt	$201,037
Unamortized discount on Senior Unsecured Notes	(884)
Short-term debt and current maturities of long-term debt	(130)
Total long-term debt, less current maturities	$200,023

The U.S. Revolver, the U.K. Revolver and the Senior Unsecured Notes each include certain debt covenant restrictions that require us or our subsidiaries to maintain certain financial ratios that are customary for similar facilities. The U.S. Revolver also includes limitations on certain restricted payments such as earn-outs, payment of dividends and prepayment of debt. As of June 2, 2006, we were compliant with all financial covenants and restricted payment provisions related to our debt agreements.

The U.S. Revolver and U.K. Revolver are used to finance trade letters of credit and standby letters of credit as well as provide funding for other operating activities and acquisitions. As of June 2, 2006, approximately $117.5 million of trade letters of credit and other limitations on availability were outstanding against the U.S. Revolver and the U.K. Revolver. The aggregate net availability under our U.S. Revolver and U.K. Revolver agreements was approximately $183 million as of June 2, 2006.

Our debt to total capitalization ratio was 33% and 49% at June 2, 2006 and June 3, 2005, respectively. The change in this ratio was primarily a result of cash flows from operations during fiscal 2006 and the disposition of the operations of the Womenswear Group on June 2, 2006. We anticipate that the amount of debt, as well as the ratio of debt to total capitalization, will remain comparable to the balance at June 2, 2006 in future periods, unless we make additional acquisitions or investments.

We anticipate that we will be able to satisfy our ongoing cash requirements, which generally consist of working capital needs, capital expenditures (primarily for the opening of Tommy Bahama and Ben Sherman retail stores) and interest payments on our debt during fiscal 2007, primarily from cash on hand and cash flow from operations supplemented by borrowings under our lines of credit, as necessary. Our need for working capital is typically seasonal with the greatest requirements generally existing from the late second quarter to early fourth quarter of each year as we build inventory for the spring/summer season. Our capital needs will depend on many factors including our growth rate, the need to finance increased inventory levels and the success of our various products.

If appropriate investment opportunities arise that exceed the availability under our existing credit facilities, we believe that we will be able to fund such acquisitions through additional or refinanced debt facilities or the issuance of additional equity. However, our ability to obtain additional borrowings or refinance our credit facilities will depend on many factors, including the prevailing market conditions, our financial condition and our ability to negotiate favorable terms and conditions. There is no assurance that financing would be available on terms that are acceptable or favorable to us, if at all. At maturity of the U.K. Revolver, the U.S. Revolver and the Senior Unsecured Notes, we anticipate that we will be able to refinance the facilities and debt with terms available in the market at that time.

The following table summarizes our contractual cash obligations, as of June 2, 2006, by future period:

	Payments Due by Period				
	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years	Total
	(In thousands)				
Contractual Obligations					
Capital leases	$ 28	$ 7	$ –	$ –	$ 35
Senior Unsecured Notes	–	–	–	200,000	200,000
Interest on Senior Unsecured Notes	17,750	35,500	35,500	–	88,750
Lines of credit	102	–	900	–	1,002
Operating leases	26,510	50,731	47,736	84,088	209,065
Minimum royalty payments	4,187	3,295	3,312	315	11,109
Letters of credit	117,517	–	–	–	117,517
Contingent purchase price	15,225	40,225	6,351	–	61,801
Total	$ 181,319	$ 129,758	$ 93,799	$ 284,403	$ 689,279

The above table does not include our interest payments for our U.S. Revolver as the interest rate, and the amount that will be outstanding during any fiscal year will be dependent upon future events which are not known at this time.

Our anticipated capital expenditures for fiscal 2007 are expected to approximate $30 million. These expenditures will consist primarily of the continued expansion of our retail operations of the Tommy Bahama Group and Ben Sherman brand, including the opening of additional retail stores.

Off Balance Sheet Arrangements

We have not entered into agreements which meet the SEC's definition of an off balance sheet financing arrangement, other than operating leases, and have made no financial commitments to or guarantees with any unconsolidated subsidiaries or special purpose entities.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to receivables, inventories, intangible assets, income taxes, contingencies and litigation and other accrued expenses. We base our estimates on historical experience and on various other assumptions that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that we have appropriately applied our critical accounting policies. However, in the event that inappropriate assumptions or methods were used relating to the critical accounting policies below, our consolidated statements of earnings could be misstated.

The detailed summary of significant accounting policies is included in note 1 to our consolidated financial statements contained in this report. The following is a brief discussion of the more significant accounting policies and methods we use.

Revenue Recognition and Accounts Receivable

Our revenue consists of sales to wholesale customers, retail store and restaurant revenues and royalties. We consider revenue realized or realizable and earned when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured.

For sales within our wholesale operations, we consider a completed purchase order or some form of electronic communication from the customer requesting the goods persuasive evidence of an agreement. For substantially all of our wholesale sales, our products are considered delivered at the time that the products are shipped as substantially all products are sold based on FOB shipping point terms. This generally coincides with the time that title passes and the risks and rewards of ownership have passed to the customer. For certain transactions in which the goods do not pass through our distribution centers and title and the risks and rewards of ownership pass at the time the goods leave the foreign port, revenue is recognized at that time. In certain cases in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer.

In the normal course of business we offer certain discounts or allowances to our wholesale customers. Wholesale operations' sales are recorded net of such discounts, allowances, advertising support not specifically relating to the reimbursement for actual advertising expenses by our customers and provisions for estimated returns. As certain allowances and other deductions are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts and allowances on an ongoing basis considering historical and current trends, projected seasonal results and other factors. We record the discounts, returns and allowances as a reduction to net sales in our consolidated statements of earnings.

In circumstances where we become aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are written off at the time that the amounts are not considered collectible. For all other customers, we recognize reserves for bad debts and uncollectible chargebacks based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions and anticipated trends. We record such charges and write-offs to selling, general and administrative expenses in our consolidated statements of earnings.

Retail store and restaurant revenues are recorded, net of estimated returns, at the time of sale to consumers. Retail store and restaurant revenues are recorded net of applicable sales taxes in our consolidated statements of earnings.

Royalties, which are generally based on a percentage of the licensee's actual net sales or minimum net sales, are recorded based upon contractually guaranteed minimum levels and adjusted as sales data is received from licensees. We may receive initial payments for the grant of license rights, which are recognized as revenue over the term of the license agreement. Royalty income is included in royalties and other income in our consolidated statements of earnings.

Inventories

For segment reporting, inventory is carried at the lower of FIFO cost or market, with all adjustments being charged to operations in the period in which the facts giving rise to the adjustments become known. We continually evaluate the composition of our inventories for identification of distressed inventory. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods. For retail inventory, we provide an allowance for shrinkage and goods expected to be sold below cost. Each of these estimates are based on our historical experience as well as an assessment of the inventory quantity, quality and mix, consumer and retailer preferences and the current market conditions.

For consolidated financial reporting, significant portions of our inventories are valued at the lower of LIFO cost or market. LIFO inventory calculations are made on a legal entity basis which does not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the respective operating segments. As part of LIFO accounting, markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold. However, in non-routine circumstances, such as discontinuance of a product line, markdowns below the allocated LIFO reserve are not deferred. Both the LIFO reserve and the markdown deferral are reflected in our Corporate and Other financial information in note 13 to our consolidated financial statements included in this report and in the results of operations in our Management's Discussion and Analysis of Financial Condition and Results of Operations.

Goodwill, net

Goodwill is recognized as the amount that the cost to acquire a company or group of assets exceeds the fair value of assets acquired less any liabilities assumed at acquisition. Such goodwill is allocated to the respective reporting unit at the time of acquisition. Goodwill is not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the goodwill might be impaired. The evaluation of the recoverability of goodwill includes valuations of each applicable underlying business using fair value techniques and market comparables which may include a discounted cash flow analysis or an independent appraisal. If this analysis indicates an impairment of goodwill balances, the impairment is recognized in the consolidated financial statements.

Intangible Assets, net

At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of trademarks and trade names, license agreements and customer relationships. The fair values of these intangible assets are estimated based on management's assessment as well as independent third-party appraisals in some cases. Such valuation may include a discounted cash flow analysis of anticipated revenues or cost savings resulting from the acquired intangible asset.

Amortization of intangible assets with finite lives, which consist of license agreements, customer relationships and covenants not to compete, is recognized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Asset lives used for our intangible assets range from 0 to 15 years. Intangible assets with finite lives are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value.

Trademarks and other intangible assets with indefinite lives are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. The evaluation of the recoverability of intangible assets with indefinite lives includes valuations based on a discounted cash flow analysis. The fair values of trademarks are estimated on an annual basis utilizing the relief from royalty method. If this analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in the consolidated financial statements.

Income Taxes

We recognize deferred tax liabilities and assets based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the period in which such amounts are expected to be realized or settled. Our policy is to recognize net deferred tax assets, whose realization is dependent on taxable earnings in future years, when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. Also, we provide for a reserve for items when a greater than 50% probability exists that a tax deduction taken would be disallowed under examination by the taxing authority. No material valuation allowances have been recognized in our financial statements.

At June 2, 2006, we have undistributed earnings of foreign subsidiaries of approximately $13.4 million which have been provided for in our income tax provision as the earnings are not considered permanently invested outside of the United States. If the earnings were repatriated to the United States, the earnings will be subject to United States taxation at that time. The amount of deferred tax liability recognized associated with the undistributed earnings was approximately $3.2 million at June 2, 2006, representing the approximate excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

We receive a United States income tax benefit upon the exercise of the majority of our employee stock options. The benefit is equal to the difference between the fair market value of the stock at the time of the exercise and the option price, times the approximate tax rate. We record the benefit associated with the exercise of employee stock options as a reduction to current income taxes payable and a credit directly to shareholders' equity in our consolidated balance sheets.

RECENT ACCOUNTING PRONOUNCEMENTS

See note 1 to our consolidated financial statements included in this report for a description of recent accounting pronouncements.

SEASONALITY

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be highly seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Products are sold prior to each of the retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales from continuing operations by quarter for fiscal 2006 was 24%, 25%, 25% and 26%, respectively, and the percentage of operating income by quarter for fiscal 2006 was 25%, 22%, 23% and 30%, respectively, which may not be indicative of the distribution in future years.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to market risk from changes in interest rates on our indebtedness, which could impact our financial condition and results of operations in future periods. Our objective is to limit the impact of interest rate changes on earnings and cash flow, primarily through a mix of fixed and variable rate debt. This assessment also considers our need for flexibility in our borrowing arrangements resulting from the seasonality of our business, among other factors. We continuously monitor interest rates to consider the sources and terms of our borrowing facilities in order to determine whether we have achieved our interest rate management objectives.

As of June 2, 2006, approximately $1.0 million of debt outstanding (or 0.5% of our total debt) was subject to variable interest rates, with a weighted average rate of approximately 7.8%. Our average variable rate borrowings for fiscal 2006 were $97.5 million, with an average interest rate of 6.3% during the period. Our lines of credit are based on variable interest rates in order to take advantage of the lower rates available in the current interest rate environment and to provide the necessary borrowing flexibility required. To the extent that the amounts outstanding under our variable rate lines of credit change, our exposure to changes in interest rates would also change. If our average interest rate for fiscal 2006 increased by 100 basis points, our interest expense would have been approximately $0.6 million higher during the fiscal year. Due to the disposition of our Womenswear Group operations on June 2, 2006, we anticipate having lower levels of debt in future periods than we had during the course of fiscal 2006, unless we acquire additional businesses.

At June 2, 2006, we had approximately $199.2 million of fixed rate debt and capital lease obligations outstanding with substantially all the debt, consisting of our Senior Unsecured Notes, having an effective interest rate of 9.0% and maturing in June 2011. Such agreements may result in higher interest expense than could be obtained under variable interest rate arrangements in certain periods, but are primarily intended to provide long-term financing of our capital structure and minimize our exposure to increases in interest rates. A change in the market interest rate impacts the fair value of our fixed rate debt but has no impact on interest incurred or cash flows.

None of our debt was entered into for speculative purposes. We generally do not engage in hedging activities with respect to our interest rate risk and do not enter into such transactions on a speculative basis.

Trade Policy Risk

Pursuant to the 1994 Agreement on Textiles and Clothing, quotas among World Trade Organization, or WTO, member countries, including the United States, were eliminated on January 1, 2005. As a result, the international textile and apparel trade is undergoing a significant realignment which is changing our sourcing patterns, could disrupt our supply chain and could put us at a disadvantage to our competitors.

In addition, notwithstanding quota elimination, under the terms of China's WTO accession agreement, the United States and other WTO members may re-impose quotas on specific categories of products in the event it is determined that imports from China have surged or may surge and are threatening to create a market disruption for such categories of products (so called "safeguard quota"). Pursuant to this authority, both the United States and the European Union re-imposed quotas on several important product categories from China during calendar 2005. Subsequent to the imposition of safeguard quotas, both the United States and China negotiated bilateral quota agreements that cover a number of important product categories and will remain in place until December 31, 2008 in the case of the U.S.-China bilateral agreement and until December 31, 2007 in the case of the European Union-China bilateral agreement. The establishment of these quotas could cause disruption in our supply chain.

Furthermore, under long-standing statutory authority applicable to imported goods in general, the United States may unilaterally impose additional duties: (i) when imported merchandise is sold at less than fair value and causes material injury, or threatens to cause material injury, to the domestic industry producing a comparable product (generally known as "anti-dumping" duties); or (ii) when foreign producers receive certain types of governmental subsidies, and when the importation of their subsidized goods causes material injury, or threatens to cause material injury, to the domestic industry producing a comparable product (generally known as "countervailing" duties). The imposition of anti-dumping or countervailing duties on products we import would increase the cost of those products to us. We may not be able to pass on any such cost increase to our customers.

Foreign Currency Risk

To the extent that we have assets and liabilities, as well as operations, denominated in foreign currencies that are not hedged, we are subject to foreign currency transaction gains and losses. We view our foreign investments as long-term and as a result we generally do not hedge such foreign investments. We do not hold or issue any derivative financial instruments related to foreign currency exposure for speculative purposes.

We receive United States dollars for most of our product sales. Less than 15% of our net sales during fiscal 2006 were denominated in currencies other than the United States dollar. These sales primarily relate to Ben Sherman sales in the United Kingdom and Europe and sales of certain products in Canada. With the United States dollar trading at a weaker position than it has historically traded versus the pound sterling and the Canadian dollar, a strengthening United States dollar could result in lower levels of sales and earnings in our consolidated statements of earnings in future periods, although the sales in foreign currencies could be equal to or greater than amounts as previously reported. Based on our fiscal 2006 sales denominated in foreign currencies, if the dollar had strengthened by 5% in fiscal 2006, we would have experienced a decrease in sales of approximately $6.5 million.

Substantially all of our inventory purchases from contract manufacturers throughout the world are denominated in United States dollars. Purchase prices for our products may be impacted by fluctuations in the exchange rate between the United States dollar and the local currencies, such as the Chinese Yuan, of the contract manufacturers, which may have the effect of increasing our cost of goods sold in the future. Due to the number of currencies involved and the fact that not all foreign currencies react in the same manner against the United States dollar, we cannot quantify in any meaningful way the potential effect of such fluctuations on future costs. However, we do not believe that exchange rate fluctuations will have a material impact on our inventory costs in future periods.

We may from time to time purchase short-term foreign currency forward exchange contracts to hedge against changes in foreign currency exchange rates, but at June 2, 2006, we have not entered into any such agreements that have not been settled. When such contracts are outstanding, the contracts are marked to market with the offset being recognized in our consolidated statement of earnings or other comprehensive income if the transaction does not or does, respectively, qualify as a hedge in accordance with accounting principles generally accepted in the United States.

Commodity and Inflation Risk

We are affected by inflation and changing prices primarily through the purchase of raw materials and finished goods and increased operating costs to the extent that any such fluctuations are not reflected by adjustments in the selling prices of our products. Also, in recent years, there has been deflationary pressure on selling prices in our private label businesses. While we have been successful to some extent in offsetting such deflationary pressures through product improvements and lower costs, if deflationary price trends outpace our ability to obtain further price reductions, our profitability may be adversely affected. Inflation/deflation risks are managed by each business unit through selective price increases when possible, productivity improvements and cost containment initiatives. We do not enter into significant long-term sales or purchase contracts and we do not engage in hedging activities with respect to such risk.

CONSOLIDATED BALANCE SHEETS

Oxford Industries, Inc. and Subsidiaries

	June 2, 2006	June 3, 2005
	($ in thousands, except per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 10,479**	$ 6,499
Receivables, net	**142,297**	145,897
Inventories	**123,594**	145,869
Prepaid expenses	**21,996**	20,403
Current assets related to discontinued operations, net	**59,215**	74,727
Total current assets	**357,581**	393,395
Property, plant and equipment, net	**73,663**	64,194
Goodwill, net	**199,232**	184,571
Intangible assets, net	**234,453**	234,854
Other non-current assets, net	**20,666**	24,010
Non-current assets related to discontinued operations, net	**–**	4,853
Total Assets	**$885,595**	$905,877
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Trade accounts payable and other accrued expenses	**$105,038**	$122,339
Accrued compensation	**26,754**	29,758
Additional acquisition cost payable	**11,897**	25,754
Dividends payable	**2,646**	2,278
Income taxes payable	**3,138**	13,053
Short-term debt and current maturities of long-term debt	**130**	3,394
Current liabilities related to discontinued operations	**30,716**	15,873
Total current liabilities	**180,319**	212,449
Long-term debt, less current maturities	**200,023**	289,076
Other non-current liabilities	**29,979**	23,562
Deferred income taxes	**76,573**	77,242
Non-current liabilities related to discontinued operations	**–**	47
Commitments and contingencies		
Shareholders' Equity:		
Preferred stock, $1.00 par value; 30,000 authorized and none issued and outstanding at June 2, 2006 and June 3, 2005	**–**	–
Common stock, $1.00 par value; 60,000 authorized and 17,646 issued and outstanding at June 2, 2006; and 16,884 issued and outstanding at June 3, 2005	**17,646**	16,884
Additional paid-in capital	**74,812**	45,918
Retained earnings	**300,973**	240,401
Accumulated other comprehensive income	**5,270**	298
Total shareholders' equity	**398,701**	303,501
Total Liabilities and Shareholders' Equity	**$885,595**	$905,877

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS

Oxford Industries, Inc. and Subsidiaries

	Fiscal 2006	Fiscal 2005	Fiscal 2004
	($ in thousands, except per share amounts)		
Net sales	**$ 1,109,116**	$ 1,056,787	$ 818,687
Cost of goods sold	**677,429**	653,538	515,481
Gross profit	**431,687**	403,249	303,206
Selling, general and administrative	**339,073**	314,413	228,293
Amortization of intangible assets	**7,642**	8,622	6,670
	346,715	323,035	234,963
Royalties and other operating income	**13,144**	12,060	5,114
Operating income	**98,116**	92,274	73,357
Interest expense, net	**23,971**	26,146	23,530
Earnings before income taxes	**74,145**	66,128	49,827
Income taxes	**22,944**	22,177	18,363
Earnings from continuing operations	**51,201**	43,951	31,464
Gain on sale of discontinued operations, net of taxes	**10,378**	–	–
Earnings from discontinued operations, net of taxes	**8,892**	5,876	8,252
Earnings from gain on sale and discontinued operations, net of taxes	**19,270**	5,876	8,252
Net earnings	**$ 70,471**	$ 49,827	$ 39,716
Earnings from continuing operations per common share:			
Basic	**$ 2.93**	$ 2.62	$ 1.95
Diluted	**$ 2.88**	$ 2.53	$ 1.88
Earnings from discontinued operations per common share:			
Basic	**$ 1.10**	$ 0.35	$ 0.51
Diluted	**$ 1.08**	$ 0.34	$ 0.49
Net earnings per common share:			
Basic	**$ 4.03**	$ 2.97	$ 2.47
Diluted	**$ 3.96**	$ 2.87	$ 2.38
Weighted average common shares outstanding:			
Basic	**17,492**	16,788	16,100
Dilutive impact of stock options, earn-out shares and unvested restricted shares	**289**	562	599
Diluted	**17,781**	17,350	16,699
Dividends per common share	**$ 0.57**	$ 0.51	$ 0.45

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Oxford Industries, Inc. and Subsidiaries

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
			($ in thousands)		
Balance, May 30, 2003	$ 15,044	$ 7,237	$ 167,084	–	$ 189,365
Net earnings	–	–	39,716	–	39,716
Shares issued under stock plans, net of tax benefit	395	7,212	(426)	–	7,181
Stock issued for acquisition	776	9,224	–	–	10,000
Cash dividends	–	–	(7,285)	–	(7,285)
Balance, May 28, 2004	$ 16,215	$ 23,673	$ 199,089	–	$ 238,977
Comprehensive income:					–
Net earnings	–	–	49,827	–	49,827
Unrealized gain on foreign currency translation	–	–	–	298	298
Total comprehensive income					50,125
Shares issued under stock plans, net of tax benefit	184	3,879	–	–	4,063
Compensation expense for stock awards	–	970	–	–	970
Stock issued for acquisition	485	17,396	–	–	17,881
Cash dividends	–	–	(8,515)	–	(8,515)
Balance, June 3, 2005	$ 16,884	$ 45,918	$ 240,401	$ 298	$ 303,501
Comprehensive income:					
Net earnings	–	–	70,471	–	70,471
Unrealized gain on foreign currency translation	–	–	–	4,972	4,972
Total comprehensive income					75,443
Shares issued under stock plans, net of tax benefit	277	5,889	–	–	6,166
Compensation expense for stock awards	–	3,231	–	–	3,231
Stock issued for acquisition	485	19,774	–	–	20,259
Cash dividends	–	–	(9,899)	–	(9,899)
Balance, June 2, 2006	**$ 17,646**	**$ 74,812**	**$ 300,973**	**$5,270**	**$ 398,701**

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Oxford Industries, Inc. and Subsidiaries

	Fiscal 2006	Fiscal 2005	Fiscal 2004
		($ in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Earnings from continuing operations	**$ 51,201**	$ 43,951	$ 31,464
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:			
Depreciation	**15,092**	13,321	11,301
Amortization of intangible assets	**7,642**	8,622	6,670
Amortization of deferred financing costs and bond discount	**2,462**	4,439	2,655
Stock compensation expense	**1,292**	907	–
Loss (gain) on sale of property, plant and equipment	**248**	(95)	(639)
Equity loss (income)	**475**	(479)	(321)
Deferred income taxes	**(2,847)**	(5,014)	(2,599)
Stock option income tax benefit	**2,189**	1,566	1,895
Changes in working capital:			
Receivables	**3,689**	(5,412)	(30,161)
Inventories	**22,751**	(32,025)	20,354
Prepaid expenses	**(119)**	(1,487)	1,978
Current liabilities	**(27,716)**	5,104	10,724
Investment in deferred compensation plan	**(654)**	(1,004)	(1,842)
Other non-current assets	**(1,147)**	(3,606)	(5,171)
Other non-current liabilities	**6,397**	12,455	5,500
Net cash provided by operating activities	**80,955**	41,243	51,808
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions, net of cash acquired	**(11,501)**	(143,727)	(222,737)
Contribution to joint venture investment	**(431)**	–	–
Distribution from joint venture investment	**2,026**	–	–
Decrease in restricted cash in escrow	**–**	–	204,986
Purchases of property, plant and equipment	**(24,953)**	(23,407)	(14,073)
Proceeds from sale of property, plant and equipment	**265**	430	1,255
Net cash used in investing activities	**(34,594)**	(166,704)	(30,569)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of financing arrangements	**(461,326)**	(542,473)	(135,555)
Proceeds from financing arrangements	**368,883**	624,921	135,345
Deferred financing costs paid	**–**	(2,766)	(7,416)
Proceeds from issuance of common stock	**3,976**	2,501	5,286
Dividends on common stock	**(9,531)**	(8,184)	(6,918)
Net cash (used in) provided by financing activities	**(97,998)**	73,999	(9,258)
CASH FLOWS FROM DISCONTINUED OPERATIONS:			
Net operating cash flows provided by discontinued operations	**20,417**	10,360	11,147
Net investing cash flows (provided by) used in discontinued operations	**35,403**	(71)	350
Net financing cash flows used in discontinued operations	**–**	(60)	–
Net cash provided by discontinued operations	**55,820**	10,229	11,497
Net change in cash and cash equivalents	**4,183**	(41,233)	23,478
Effect of foreign currency translation on cash and cash equivalents	**(203)**	163	–
Cash and cash equivalents at the beginning of year	**6,499**	47,569	24,091
Cash and cash equivalents at the end of year	**$ 10,479**	$ 6,499	$ 47,569
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for additional acquisition cost	**$ 11,897**	$ 25,754	$ 22,779
Supplemental disclosure of cash flow information:			
Cash paid for interest, net	**$ 26,250**	$ 33,531	$ 13,124
Cash paid for income taxes	**$ 38,509**	$ 21,196	$ 22,461

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPAL BUSINESS ACTIVITY

Oxford Industries, Inc. was founded in 1942. We are a producer and marketer of branded and private label apparel for men, women and children and an operator of retail stores and restaurants. We provide retailers and consumers with a wide variety of apparel products and services to suit their individual needs.

FISCAL YEAR

We operate and report our results of operations using a 52/53 week fiscal year ending on the Friday nearest May 31. As used in these financial statements, fiscal 2006, fiscal 2005 and fiscal 2004 refer to our fiscal years ended on June 2, 2006, June 3, 2005 and May 28, 2004, respectively. Fiscal 2005 includes operations for a 53-week period, whereas fiscal 2006 and 2004 each include operations for a 52-week period.

PRINCIPLES OF CONSOLIDATION

Our consolidated financial statements include the accounts of Oxford Industries, Inc. and any other entities in which we have a controlling financial interest, including our wholly owned domestic and foreign subsidiaries, or entities that meet the definition of a variable interest entity, of which we are deemed to be the primary beneficiary. In determining whether a controlling financial interest exists, we consider ownership of voting interests, as well as other rights of the investors. The results of operations of acquired businesses are included in our consolidated statements of earnings from the respective dates of the acquisitions. All significant intercompany accounts and transactions are eliminated in consolidation.

We account for investments in joint ventures in which we exercise significant influence, but do not control and have not been determined to be the primary beneficiary, using the equity method of accounting. Under the equity method of accounting, original investments are recorded at cost, and are subsequently adjusted for our contributions, distributions and share of income or losses of the joint ventures. Allocations of income and loss and distributions by the joint ventures are made in accordance with the terms of the individual joint venture agreements. Our investment in joint ventures accounted for under the equity method are included in other assets, net in our consolidated balance sheets and the related income (loss) is included in royalties and other operating income in our consolidated statements of earnings. Our total investment in joint ventures as of June 2, 2006 and June 3, 2005 was $0.8 million and $2.6 million, respectively. During the first quarter of fiscal 2006, Paradise Shoe Company, LLC ("Paradise Shoe") sold substantially all of its assets and distributed substantially all of the proceeds to its investors resulting in a $0.5 million gain for us, which is included in royalties and other operating income in our consolidated statements of earnings. During the three years presented, we accounted for the following investments using the equity method.

Joint Venture	Ownership Interest
Oxford Sainty Garment Manufacturing Limited ("JOS")	49%
Paradise Shoe	50%

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE

Our revenue consists of wholesale, retail store and restaurant sales and royalties. We consider revenue realized or realizable and earned when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable, and (4) collectibility is reasonably assured.

For sales within our wholesale operations, we consider a completed purchase order or some form of electronic communication from the customer requesting the goods persuasive evidence of an agreement. For substantially all of our wholesale sales, our products are considered sold and delivered at the time that the products are shipped as substantially all products are sold based on FOB shipping point terms. This generally coincides with the time that title passes and the risks and rewards of ownership have passed to the customer. For certain transactions in which the goods do not pass through our distribution centers and title and the risks and rewards of ownership pass at the time the goods leave the foreign port, revenue is recognized at that time. In certain cases in which we retain the risk of loss during shipment, revenue recognition does not occur until the goods have reached the specified customer. Retail store revenue, net of estimated returns, and restaurant revenues are recorded at the time of sale to consumers. Retail store and restaurant revenues are recorded net of applicable sales taxes in our consolidated statements of earnings.

In the normal course of business we offer certain discounts or allowances to our wholesale customers. Wholesale operations' sales are recorded net of such discounts, allowances, advertising support not specifically relating to the reimbursement for actual advertising expenses by our customers and provisions for estimated returns. As certain allowances and other deductions are not finalized until the end of a season, program or other event which may not have occurred yet, we estimate such discounts and allowances on an ongoing basis considering historical and current trends, projected seasonal results and other factors. We record the discounts, returns and allowances as a reduction to net sales in our consolidated statements of earnings. As of June 2, 2006 and June 3, 2005, reserve balances for these items were $17.3 million and $16.3 million, respectively.

In circumstances where we become aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is taken as a reduction to accounts receivable to reduce the net recognized receivable to the amount reasonably expected to be collected. Such amounts are written off at the time that the amounts are not considered collectible. For all other customers, we recognize reserves for bad debts and uncollectible chargebacks based on our historical collection experience, the financial condition of our customers, an evaluation of current economic conditions and anticipated trends. We record such charges and write-offs to selling, general and administrative expenses in our consolidated statements of earnings. As of June 2, 2006 and June 3, 2005, bad debt reserve balances were $3.4 million and $3.6 million, respectively.

Royalties, which are generally based on a percentage of the licensee's actual net sales or minimum net sales, are recorded based upon contractually guaranteed minimum levels and adjusted as sales data is received from licensees. We may receive initial payments for the grant of license rights, which are recognized as revenue over the term of the license agreement. Royalties were $13.4 million, $11.5 million and $4.7 million during fiscal 2006, 2005 and 2004, respectively. Such income is included in royalties and other income in our consolidated statements of earnings.

COST OF GOODS SOLD

We include in cost of goods sold all manufacturing, sourcing and procurement costs and expenses incurred prior to or in association with the receipt of finished goods at our distribution facilities. These costs principally include product cost, inbound freight charges, import costs, purchasing costs, internal transfer costs, direct labor, manufacturing overhead, insurance, duties, brokers' fees and consolidators' fees. For retail operations, in-bound freight from our warehouse to our own retail stores is also included.

Our gross margins may not be directly comparable to those of our competitors, as statement of earnings classifications of certain expenses may vary by company.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

We include in selling, general and administrative expenses, costs incurred subsequent to the receipt of finished goods at our distribution facilities, such as the cost of inspection, stocking, warehousing, picking and packing, and shipping and handling of goods for delivery to customers. Selling, general and administrative expenses also include product design costs, selling costs, royalty costs, advertising, promotion and marketing expenses, professional fees, other general and administrative expenses and our corporate overhead costs. Additionally, all costs associated with the operations of our retail stores and restaurants, such as labor and occupancy costs, are included in selling, general and administrative expenses.

Distribution network costs, including shipping and handling, are included as a component of selling, general and administrative expenses. In fiscal 2006, 2005 and 2004, distribution network costs, including shipping and handling, related to continuing operations, included in selling, general and administrative expenses totaled approximately $28.9 million, $28.3 million and $18.3 million, respectively. We generally classify amounts billed to customers for shipping and handling fees as revenues and classify costs related to shipping in selling, general and administrative expenses in our consolidated statements of earnings.

All costs associated with advertising, promoting and marketing of our products are expensed during the periods when the advertisement first shows. Costs associated with cooperative advertising programs under which we agree to make general contributions to the customers' advertising and promotional funds are recorded as a reduction to net sales as recognized. If we negotiate an advertising plan and share in the cost for an advertising plan that is for specific ads run to market specific products purchased by the customer from us, and the customer is required to provide proof that the advertisement was run, such costs are recognized as selling, general and administrative. Advertising, promotions and marketing expenses related to continuing operations included in selling, general and administrative expense in fiscal 2006, 2005 and 2004 were $26.4 million, $26.9 million and $14.9 million, respectively. Prepaid advertising, promotions and marketing expenses related to continuing operations included in prepaid expenses in our consolidated balance sheets as of June 2, 2006 and June 3, 2005 were $1.4 million and $0.9 million, respectively.

Royalty expenses related to continuing operations recognized as selling, general and administrative expense in fiscal 2006, 2005 and 2004 were $10.4 million, $9.2 million and $9.2 million, respectively. Such amounts are dependent upon sales of our products which we sell pursuant to the terms of a license agreement with another party.

CASH AND CASH EQUIVALENTS

We consider cash equivalents to be short-term investments with original maturities of three months or less for purposes of our consolidated statements of cash flows. Restricted cash in our consolidated statements of cash flows refers to cash deposits held in escrow received from our senior notes offering completed in fiscal 2003, the proceeds of which were restricted and could only be used to complete the acquisition of the Tommy Bahama Group which occurred in the first quarter of fiscal 2004. Restricted cash is not considered a cash equivalent for purposes of our consolidated statements of cash flows.

INVENTORIES

For segment reporting, inventory is carried at the lower of FIFO cost or market with all adjustments being charged to operations in the period in which the facts giving rise to the adjustments become known. We continually evaluate the composition of our inventories for identification of distressed inventory. For wholesale inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods. For retail inventory, we provide an allowance for shrinkage and goods expected to be sold below cost. Each of these estimates are based on our historical experience as well as an assessment of the inventory quantity, quality and mix, consumer and retailer preferences and the current market conditions.

For consolidated financial reporting, significant portions of our inventories are valued at the lower of LIFO cost or market. LIFO inventory calculations are made on a legal entity basis which does not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the respective operating segments. As part of LIFO accounting, markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold. However, in non-routine circumstances, such as discontinuance of a product line, markdowns below the allocated LIFO reserve are not deferred. Both the LIFO reserve and the markdown deferral are reflected in our Corporate and Other financial information in note 13.

During fiscal 2006, we adopted Financial Accounting Standards Board, or FASB, Statement No. 151 "Inventory Costs, an Amendment of ARB No. 43 Chapter 4" ("FAS 151"). FAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and re-handling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB No. 43. The adoption of FAS 151 did not have a material impact upon adoption.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, including any assets under capital leases and our assets paid for by landlords as a tenant improvement allowance, is carried at cost less accumulated depreciation. Additions are capitalized while repair and maintenance costs are charged to operations as incurred. Depreciation is calculated using both straight-line and accelerated methods generally over the estimated useful lives of the assets as follows:

Buildings and improvements	7 - 50 years
Machinery and equipment	2 - 15 years
Leasehold improvements	Lesser of remaining life of the asset or lease term

Property, plant and equipment is reviewed periodically for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. During fiscal 2006, 2005 and 2004, we did not recognize any material impairment charges for property, plant and equipment.

GOODWILL, NET

Goodwill is recognized as the amount that the cost to acquire a company or group of assets exceeds the fair value of assets acquired less any liabilities assumed at acquisition. Such goodwill is allocated to the respective reporting unit at the time of acquisition. Goodwill is not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the goodwill might be impaired. The evaluation of the recoverability of goodwill includes valuations of each applicable underlying business using fair value techniques and market comparables which may include a discounted cash flow analysis or an independent appraisal. If this analysis indicates an impairment of goodwill balances, the impairment is recognized in the consolidated financial statements.

In fiscal 2006 and 2005, we tested goodwill for impairment as of the first day of the fourth quarter, which coincides with the timing of our annual budgeting process, which is used in estimating future cash flows for the analysis. In fiscal 2004, we tested for impairment on the last day of the first quarter. No impairment of goodwill was identified during fiscal 2006, 2005 or 2004.

INTANGIBLE ASSETS, NET

At acquisition, we estimate and record the fair value of purchased intangible assets, which primarily consist of trademarks and trade names, license agreements and customer relationships. The fair values of these intangible assets are estimated based on management's assessment as well as independent third-party appraisals in some cases. Such valuation may include a discounted cash flow analysis of anticipated revenues or cost savings resulting from the acquired intangible asset.

Amortization of intangible assets with finite lives, which consist of license agreements, customer relationships and covenants not to compete, is recognized over their estimated useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise realized. Asset lives used for our intangible assets range from 0 to 15 years. Intangible assets with finite lives are reviewed for impairment periodically if events or changes in circumstances indicate that the carrying amount may not be recoverable. If expected future undiscounted cash flows from operations are less than their carrying amounts, an asset is determined to be impaired and a loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. No impairment charges for intangible assets with finite lives related to continuing operations were recognized during fiscal 2006, 2005 or 2004.

Trademarks and other intangible assets with indefinite lives are not amortized but instead evaluated for impairment annually or more frequently if events or circumstances indicate that the intangible asset might be impaired. The evaluation of the recoverability of intangible assets with indefinite lives includes valuations based on a discounted cash flow analysis. The fair values of trademarks are estimated on an annual basis utilizing the relief from royalty method. If this analysis indicates an impairment of an intangible asset with an indefinite useful life, the amount of the impairment is recognized in the consolidated financial statements.

In fiscal 2006 and 2005, we tested intangible assets with indefinite lives for impairment as of the first day of the fourth quarter, which coincides with the timing of our annual budgeting process, which is used in estimating future cash flows for the analysis. In fiscal 2004, we tested for impairment on the last day of the first quarter. No impairment of intangible assets with indefinite lives was identified during fiscal 2006, 2005 or 2004.

PREPAID EXPENSES AND OTHER NON-CURRENT ASSETS, NET

Amounts included in prepaid expenses primarily consist of prepaid operating expenses including rent, taxes, insurance and royalties. Other non-current assets primarily consist of investments in joint ventures which are accounted for on the equity method, deferred financing costs and investments related to our deferred compensation plans.

Deferred financing costs are amortized on a straight-line basis, which approximates an effective interest method over the life of the related debt. Amortization expense for deferred financing costs, which is included in interest expense in the consolidated statements of earnings was $2.3 million, $4.3 million and $2.5 million during fiscal 2006, 2005 and 2004, respectively. In fiscal 2005, approximately $1.8 million of unamortized deferred financing costs were written off as a result of an amendment to certain of our financing arrangements and were included in the amortization expense amount above. Unamortized deferred financing costs totaled approximately $8.9 million and $11.1 million at June 2, 2006 and June 3, 2005, respectively.

Deferred license fees are amortized over the life of the related license agreement.

Investments held for our deferred compensation plans, consist of marketable securities and insurance contracts. These securities approximate the participant-directed investment selections underlying the deferred compensation liabilities. These investments, which are held in an irrevocable trust, are recorded at fair value based on quoted prices in an active market or based on valuations of insurance carriers. Realized and unrealized gains and losses on these investments are recorded in our consolidated statements of earnings and substantially offset the changes in deferred compensation liabilities to participants resulting from changes in market values. The fair values of these investments as of June 2, 2006 and June 3, 2005 were $8.5 million and $7.6 million, respectively.

TRADE ACCOUNTS PAYABLE, ACCRUED COMPENSATION AND OTHER ACCRUED EXPENSES

Liabilities for trade accounts payable, accrued compensation and other accrued expenses are carried at cost which is the fair value of the consideration expected to be paid in the future for goods and services received whether or not billed to us. Accruals for employee insurance and workers compensation, which are included in accounts payable and other accrued expenses in our consolidated balance sheets, include estimated settlements for known claims, as well as accruals for estimates of incurred but not reported claims based on our claims experience and statistical trends.

We are subject to certain claims and assessments related to legal, environmental or tax items in the ordinary course of business. For those matters where it is probable that we have incurred a loss and the loss, or range of loss, can be reasonably estimated, we have recorded reserves in the consolidated financial statements. In other instances, because of the uncertainties related to both the probable outcome and amount or range of loss, we are unable to make a reasonable estimate of a liability, if any, and therefore have not recorded a reserve. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.

DIVIDENDS

Dividends are accrued at the time that the dividend is declared by our Board of Directors.

OTHER COMPREHENSIVE INCOME

Other comprehensive income includes all changes in equity from non-owner sources such as foreign currency translation adjustments. No other items were recorded in other comprehensive income during fiscal 2006, 2005 or 2004.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in amounts other than the functional currency are remeasured into the functional currency at the rate of exchange in effect on the balance sheet date and income and expenses are remeasured at the average rates of exchange prevailing during the reporting period. The impact of any such remeasurement is recognized in our consolidated statements of earnings in the respective period. These gains and losses were immaterial for fiscal 2006, 2005 and 2004. The financial statements of our subsidiaries for which the functional currency is a currency other than the United States dollar are translated into United States dollars at the rate of exchange in effect on the balance sheet date for the balance sheet and at the average rates of exchange prevailing during the period for the statements of earnings. The impact of such translation is recognized in accumulated other comprehensive income in our consolidated balance sheets.

FORWARD FOREIGN EXCHANGE CONTRACTS

We are exposed to foreign exchange risk when we purchase or sell goods in foreign currencies. We may enter into short-term forward foreign exchange contracts in the ordinary course of business to mitigate the risk associated with foreign exchange rate fluctuations related to purchases of inventory by certain of our foreign subsidiaries. To date our forward foreign exchange contracts have not been designated as hedges for accounting purposes, thus the changes in fair value of the derivative instruments are included in net earnings. Such contracts have not been entered into for speculative purposes. Unrealized gains and losses on outstanding foreign currency exchange contracts used to mitigate currency risk on future purchases are included in earnings as a component of selling, general and administrative expenses in our consolidated statements of earnings and recognized as an asset or liability in our consolidated balance sheets. Fair values for such contracts are generally obtained from counterparties. Although we did have forward foreign exchange contracts outstanding at times during fiscal 2006 and 2005, as of June 2, 2006 and June 3, 2005, we did not have any forward foreign exchange contracts outstanding.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and long-term debt. Given their short-term nature, the carrying amounts of cash and cash equivalents, receivables and accounts payable approximate their fair values. The carrying amounts of our variable rate borrowings approximate their fair value as the interest rate changes with the market rate. The fair value of our fixed rate debt is approximately $206.3 million as of June 2, 2006 based on discounted cash flow assessment of the required principal and interest payments.

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Our financial instruments that are exposed to concentrations of credit risk consist primarily of accounts receivable, for which the total exposure is limited to the amount recognized in our consolidated balance sheets. We sell our merchandise in all major retail distribution channels across the United States as well as some distribution channels in other countries. We extend and continuously monitor credit based on an evaluation of the customer's financial condition and credit history and generally require no collateral. Credit risk is impacted by conditions or occurrences within the economy and the retail industry and is principally dependent on each customer's financial condition. Additionally, a decision by the controlling owner of a group of stores or any significant customer to decrease the amount of merchandise purchased from us or to cease carrying our products could have a material adverse effect on our results of operations in future periods. No customer accounted for greater than 10% of our net sales from continuing operations during fiscal 2006, 2005 or 2004 or 10% of our receivables from continuing operations as of June 2, 2006.

In fiscal 2006, one customer represented 12% of our Menswear Group sales and one customer represented 16% of our Tommy Bahama Group sales. In fiscal 2005, one customer represented 15% of our Menswear Group sales and one customer represented 17% of our Tommy Bahama Group sales. In fiscal 2004, two customers represented 19% and 11% of our Menswear Group sales and one customer represented 16% of our Tommy Bahama Group sales.

LEASES

In the ordinary course of business we enter into lease agreements for retail, office and warehouse/distribution space as well as leases for certain plant and equipment. The leases have varying terms and expirations and frequently have provisions to extend, renew or terminate the lease agreement, among other terms and conditions, as negotiated. We assess the lease at inception and determine whether the lease qualifies as a capital or operating lease. Assets leased under capital leases and the related liabilities are included in our consolidated balance sheets in property, plant and equipment and short-term and long-term debt, respectively. Assets leased under operating leases are not recognized as assets and liabilities in our consolidated balance sheets.

When a non-cancelable operating lease includes any fixed escalation clauses and lease incentives for rent holidays or build-out contributions, rent expense is recognized on a straight-line basis over the initial term of the lease from the date that we take possession of the space. The excess between the average rental amount and amounts currently payable under the lease is recorded in other non-current liabilities on our consolidated balance sheets. Deferred rent as of June 2, 2006 and June 3, 2005 was approximately $16.0 million and $10.8 million, respectively. Contingent rents, including those based on a percentage of retail sales over stated levels, and rental payment increases based on a contingent future event are recognized as the expense is incurred.

INCOME TAXES

We recognize deferred tax liabilities and assets based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the period in which such amounts are expected to be realized or settled. Our policy is to recognize net deferred tax assets, whose realization is dependent on taxable earnings in future years, when a greater than 50% probability exists that the tax benefits will actually be realized sometime in the future. Also we provide for a reserve for items when a greater than 50% probability exists that a tax deduction taken would be disallowed under examination by the taxing authority. No material valuation allowances have been recognized in our financial statements.

At June 2, 2006 and June 3, 2005, we had undistributed earnings of foreign subsidiaries of approximately $13.4 million and $28 million which have been provided for in our income tax provision as the earnings are not considered permanently invested outside of the United States. If the earnings were repatriated to the United States, the earnings will be subject to United States taxation at that time. The amount of deferred tax liability recognized associated with the undistributed earnings as of June 2, 2006 and June 3, 2005 was approximately $3.2 million and $3 million, respectively, which represents the approximate excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

We receive a United States income tax benefit upon the exercise of the majority of our employee stock options. The benefit is equal to the difference between the fair market value of the stock at the time of the exercise and the option price, times the approximate tax rate. We have recorded the benefit associated with the exercise of employee stock options as a reduction to income taxes payable and a credit directly to shareholders' equity in our consolidated balance sheets.

DISCONTINUED OPERATIONS

On June 2, 2006, we sold the net assets and operations of our Womenswear Group (see note 3). The results of operations for this business have been reported as discontinued operations in our consolidated statements of earnings. The assets and liabilities related to these discontinued operations have been reclassified to current assets, non-current assets, current liabilities and non-current liabilities related to discontinued operations, as applicable.

The results of operations for this business allocated to discontinued operations were consistent with those results of operations previously reported as net sales, operating expenses and operating income for our Womenswear Group, except that approximately $1.9 million, $1.8 million and $2.1 million of corporate service costs for fiscal 2006, 2005 and 2004, respectively, that were previously allocated to our Womenswear Group were not classified as discontinued operations as we are not certain that such corporate costs will not continue.

With respect to interest expense, we have allocated interest expense to earnings from discontinued operations based on the net proceeds from the transaction as well as the proceeds from the settlement of the retained assets and liabilities related to the discontinued operations, substantially all of which are expected to be converted to cash during the first quarter of fiscal 2007. All proceeds from the transaction and the conversion of the retained assets will be used to repay debt on our U.S. Revolver (as defined in note 8). The income tax rate used for the tax effect of the discontinued operations is based on the domestic effective rate of Oxford Industries, Inc. as the assets and operations that were disposed of were primarily domestic operations of that entity and should not be impacted by rates in foreign jurisdictions or rates of other subsidiaries.

STOCK-BASED COMPENSATION

We have stock-based employee compensation plans described more fully in note 10, which provide for the ability to grant stock options, restricted stock and other awards to our employees. We account for employee stock compensation plans using the intrinsic value method. No compensation expense is generally recognized related to stock options because the exercise price of our employee stock options equals the market price of the underlying stock on the date of the grant. To the extent that stock options are modified, which may result in a new measurement date and the recognition of compensation expense, such expense is included in selling, general and administrative expense in our consolidated statements of earnings.

Compensation expense, with a corresponding entry to additional paid-in capital, is recognized related to the issuance of restricted stock awards which are generally dependent upon us meeting certain performance measures in one year and the employee remaining employed by us for a specified time subsequent to the performance period. The amount of compensation expense recognized over the performance and vesting period is calculated as the market value of the shares granted on the date that the performance measures are met or when no performance measure is applicable, the market value on the grant date. The compensation expense is recognized on a straight-line basis over the performance period and required service period. To the extent that unvested stock awards are forfeited, the previously recognized expense is reversed.

The grant of stock awards resulted in $1.3 million and $0.9 million of compensation expense related to continuing operations in fiscal 2006 and 2005, respectively. No compensation expense related to stock awards was recognized in fiscal 2004. The stock compensation expense is primarily associated with our grants of restricted shares and modifications of certain stock options during the fiscal years.

Stock compensation expense of $1.9 million and $0.1 million was recognized in discontinued operations in fiscal 2006 and fiscal 2005, with no such expense recognized in fiscal 2004. This stock expense includes the expense related to the restricted stock awards granted to the Womenswear Group employees in fiscal 2006 and 2005 as well as the impact of the modification of those awards and the outstanding stock options owned by the employees of the Womenswear Group on the date of the disposition.

The effect on continuing operations and net income of applying the fair value method of SFAS 123 to our stock option plans is demonstrated below (amounts in thousands, except per share amounts):

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Net earnings from continuing operations, as reported	$ 51,201	$43,951	$31,464
Add: Total stock-based employee compensation expense recognized in continuing operations as determined under intrinsic value method for all awards, net of related tax effects	843	597	–
Deduct: Total stock-based employee compensation expense to be recognized in continuing operations determined under fair value based method for all awards, net of related tax effects	(1,520)	(1,331)	(549)
Pro forma earnings from continuing operations	$ 50,524	$43,217	$30,915
Basic earnings from continuing operations per common share as reported	$ 2.93	$ 2.62	$ 1.95
Pro forma basic earnings from continuing operations per common share	$ 2.89	$ 2.57	$ 1.92
Diluted earnings from continuing operations per common share as reported	$ 2.88	$ 2.53	$ 1.88
Pro forma diluted earnings from continuing operations per common share	$ 2.85	$ 2.52	$ 1.85
Net earnings as reported	$ 70,471	$49,827	$39,716
Add: Total stock-based employee compensation expense recognized net earnings as determined under intrinsic value method for all awards, net of related tax effects	2,079	639	–
Deduct: Total stock-based employee compensation expense to be recognized in net earnings determined under fair value based method for all awards, net of related tax effects	(2,854)	(1,486)	(664)
Pro forma net earnings	$ 69,696	$48,980	$39,052
Basic net earnings per common share as reported	$ 4.03	$ 2.97	$ 2.47
Pro forma basic net earnings per common share	$ 3.98	$ 2.92	$ 2.43
Diluted net earnings per common share as reported	$ 3.96	$ 2.87	$ 2.38
Pro forma diluted net earnings per common share	$ 3.93	$ 2.85	$ 2.34

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of common shares outstanding during the period without any consideration for the impact of shares which are issuable upon the exercise of a stock option or unvested shares which are contingent upon an employee providing future services.

Diluted earnings per common share includes the effect of all stock options and unvested common shares outstanding during the period using the treasury stock method. The treasury stock method assumes that shares are issued for stock options and restricted shares that are "in the money," and that we use the proceeds of such stock option exercises to repurchase shares at the average market value of our shares for the respective period. For purposes of the treasury stock method, proceeds consist of cash to be paid, future compensation expense to be recognized and the amount of tax benefits, if any, that will be credited to additional paid-in capital assuming exercise of the stock options and vesting of the unvested shares.

For purposes of calculating diluted earnings per share, shares issuable pursuant to any earn-out agreements and any performance based stock awards are included in the calculation as of the first day of the quarter in which the performance criteria is met. During fiscal 2005 and 2004, approximately 485,000 shares were included in the calculation as of the first day of the fourth quarter of the respective fiscal year, which is the period that the earn-out targets were met, although the shares were not issued until the next fiscal year. No shares related to the fiscal 2006 earn-out payment were included in the calculation of diluted shares outstanding as it is our intention to pay the earn-out in cash rather than common stock.

We effected a two-for-one stock split in the form of a 100% stock dividend, payable December 1, 2003, to shareholders of record on November 17, 2003. All share and per share data appearing in our consolidated financial statements and related notes reflect this stock split.

SEASONALITY

Although our various product lines are sold on a year-round basis, the demand for specific products or styles may be highly seasonal. For example, the demand for golf and Tommy Bahama products is higher in the spring and summer seasons. Products are sold prior to each of the retail selling seasons, including spring, summer, fall and holiday. As the timing of product shipments and other events affecting the retail business may vary, results for any particular quarter may not be indicative of results for the full year. The percentage of net sales from continuing operations by quarter for fiscal 2006 was 24%, 25%, 25% and 26%, respectively, and the percentage of operating income by quarter for fiscal 2006 was 25%, 22%, 23% and 30%, respectively, which may not be indicative of the distribution in future years.

USE OF ESTIMATES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires us to make certain estimates and assumptions that affect the amounts reported as assets, liabilities, revenues and expenses in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in our prior year consolidated financial statements have been reclassified to conform to the current year's presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." FAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20, "Accounting Changes," previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. We adopted FAS No. 154 in fiscal 2006. The adoption of FAS 154 did not have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment: an Amendment of FASB Statements No. 123 and 95" ("FAS 123R"). FAS 123R is applicable for fiscal periods beginning after June 15, 2005. FAS 123R sets accounting requirements for "share-based" compensation to employees, requires companies to recognize, in the statement of earnings, the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock-based compensation. The adoption of FAS 123R will not have any impact on our accounting for restricted stock grants; however, we estimate that the adoption of FAS 123R will result in approximately $1.1 million of additional compensation expense recognized in continuing operations in fiscal 2007 related to unvested stock options and our employee stock purchase plan.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 is applicable for fiscal years beginning after December 15, 2006 (fiscal 2008). FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement is only addressed if step one has been satisfied. The tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more-likely-than-not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 also requires expanded disclosure requirements. We are currently evaluating the impact that FIN 48 will have on our results of operations upon adoption.

NOTE 2. ACQUISITIONS

FISCAL 2006 ACQUISITIONS

During fiscal 2006, we acquired certain trademarks including Solitude® and Arnold Brant®, and related working capital for a total purchase price of $5.9 million, of which approximately $3.7 million was recorded as indefinite lived trademarks, which are not amortized. Payment of additional contingent consideration payable in Canadian dollars, translated to $12.0 million as of June 2, 2006, is required in the event certain earnings measures are met in future periods. In connection with these acquisitions, we have also entered into certain arrangements which require that we pay a royalty fee or sales commission, generally based on a specified percentage of net sales in future periods, to the principal of the seller of these trademarks.

FISCAL 2005 BEN SHERMAN ACQUISITION

On July 30, 2004, we acquired 100% of the capital stock of Ben Sherman Limited ("Ben Sherman"), which we operate as part of our Menswear Group. Ben Sherman is a London-based designer, distributor and marketer of branded sportswear, accessories, and footwear. The purchase price for Ben Sherman was £80 million, or approximately $149 million, including associated transaction costs. The transaction was financed with cash on hand, borrowings from our U.S. Revolver and Seller Notes both as defined and described further in note 8 to our consolidated financial statements.

FISCAL 2004 TOMMY BAHAMA ACQUISITION

On June 13, 2003, we acquired all of the capital stock of Viewpoint International, Inc. ("Tommy Bahama Group"), which we operate as the Tommy Bahama Group. The purchase price for the Tommy Bahama Group could be up to $328 million, consisting of $240 million in cash and $10 million in our common stock (0.8 million shares) at closing, approximately $3.4 million in transaction costs and up to $75 million in contingent payments, subject to the Tommy Bahama Group achieving certain performance targets. Such performance targets are based on earnings before interest and taxes after deduction of a capital charge based on net tangible assets. As of June 2, 2006, the contingent payments related to the first three years of the earn-out agreement have been earned in full. The selling shareholders may still earn up to $37.5 million of the contingent payments in fiscal 2007 if certain performance targets for that year and the cumulative four-year period ending in fiscal 2007 are met.

Approximately 95% of the total value of the contingent payments to be paid to selling stockholders will be treated as additional purchase price and recorded as goodwill in our consolidated balance sheets. The remaining 5% of the total value of all consideration that becomes due and payable under the agreement has been designated to be paid toward an employee cash bonus plan to be distributed to employees of the Tommy Bahama Group under the terms of the plan. The contingent payments designated toward the employee cash bonus plan are charged to selling, general and administrative expense in our consolidated statements of earnings.

The Year 1 contingent payment was earned in full and was paid during fiscal 2005 in the form of approximately $6.2 million in cash and the remainder in our common stock valued at $12.88 per share for total consideration of approximately $24.6 million. The total payment exceeded the $12.5 million annual payment as the issuance price of $12.88 was less than the fair value of the stock on the date of issuance.

The Year 2 contingent payment was earned in full and was paid during fiscal 2006 in the form of approximately $6.2 million in cash and the remainder in our common stock valued at $12.88 per share for total consideration of approximately $26.9 million.

The Year 3 contingent payment was earned in full and will be paid during fiscal 2007 in the form of cash.

PRO FORMA INFORMATION

The pro forma financial information presented below (in thousands, except per share data) gives effect to the Ben Sherman acquisition as if the acquisition had occurred as of the beginning of fiscal 2005 and as of the beginning of fiscal 2004. The information presented below is for illustrative purposes only and is not indicative of results that would have been achieved if the acquisition had occurred as of the beginning of fiscal 2005 or 2004 or results which may be achieved in the future.

	Fiscal 2005	Fiscal 2004
Net sales	$1,087,267	$977,713
Net earnings from continuing operations	$ 46,735	$ 37,030
Net earnings from continuing operations per share:		
Basic	$ 2.78	$ 2.30
Diluted	$ 2.69	$ 2.22

These acquisitions in fiscal 2006, 2005 and 2004 helped us achieve one of our key strategic objectives of owning lifestyle brands. The acquisitions provide strategic benefits through growth opportunities and further diversification of our business over distribution channels, price points, product categories and target customers.

NOTE 3. DISPOSITION OF WOMENSWEAR GROUP

On June 2, 2006 we sold substantially all of the assets (other than accounts receivable outstanding as of the transaction date and certain in-transit inventory) of our Womenswear Group. The purchase price equals approximately $37 million, subject to any post-closing adjustments relating to the net asset value of the transferred assets. We will collect the outstanding accounts receivable from our customers and sell the goods-in-transit of our Womenswear Group as of the date of the transaction as the goods are delivered to the purchaser of our Womenswear Group operations. We anticipate that substantially all retained assets and liabilities relating to the discontinued operations will be converted into cash during the first quarter of fiscal 2007.

In connection with the transaction, we, among other things, entered into a license agreement with the purchaser pursuant to which we granted a perpetual license (subject to the limitations set forth in the license agreement) to the purchaser to use the trade name "Oxford Collections," a services agreement with the purchaser pursuant to which we will, for a period of up to 18 months, provide certain transitional support services to the purchaser in its operation of the transferred assets, and a limited non-competition agreement with the purchaser pursuant to which we have agreed (subject to the exceptions set forth in the non-competition agreement) not to engage in certain activities through May 2009.

The following represents the major classes of assets and liabilities related to the discontinued operations included in our balance sheets as of the following dates (in thousands):

	June 2, 2006	June 3, 2005
Receivables, net	**$48,202**	$51,197
Inventories	**11,013**	23,427
Other current assets	**–**	103
Total current assets	**59,215**	74,727
Property, plant and equipment, net	**–**	857
Goodwill, net	**–**	3,992
Other non-current assets, net	**–**	4
Total assets	**$59,215**	$79,580
Current liabilities	**$30,716**	$15,873
Non-current liabilities	**–**	47
Total liabilities	**30,716**	15,920
Net assets	**$28,499**	$63,660

Operating results of the Womenswear Group discontinued operations are shown below (in thousands):

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Net sales	**$285,159**	$256,822	$297,865
Cost of goods sold	**240,094**	221,818	260,627
Gross profit	**45,065**	35,004	37,238
Selling, general and administrative	**26,560**	22,195	23,543
Amortization of intangible assets	**–**	356	39
Interest expense, net	**4,202**	3,001	383
Earnings from discontinued operations before income taxes	**14,303**	9,452	13,273
Income taxes	**5,411**	3,576	5,021
Earnings from discontinued operations, net of tax	**$ 8,892**	$ 5,876	$ 8,252

Proceeds from the transaction were equivalent to the net tangible assets of the Womenswear Group as of June 2, 2006 which were sold plus $25 million. We recognized a pre-tax gain on sale of the discontinued operations of approximately $16.7 million, which represents the proceeds amount less the book value of the goodwill related to the Womenswear Group operations of $4.0 million, transaction costs primarily consisting of professional fees of $0.5 million, payments to the employees of the Womenswear Group of approximately $1.9 million and stock compensation costs of approximately $1.8 million related to the modification of certain stock option and restricted stock awards of the employees of the Womenswear Group. We recognized income taxes of approximately $6.3 million related to the transaction.

NOTE 4.
RESTRUCTURING AND ASSET IMPAIRMENT

During the second half of fiscal 2006, we closed certain of our manufacturing plants in the Dominican Republic and Honduras, all of which were leased from third parties, as well as shut down our support functions at our Monroe, Georgia facility. The support functions of our Monroe facility were consolidated with the support functions of our Lyons, Georgia facility, although the distribution center in Monroe will continue operations. Each facility was operated as part of our Menswear Group.

As a result of the decisions to close these facilities, we wrote down the value of certain machinery, equipment and other assets, sold certain equipment, and incurred certain severance costs during fiscal 2006. The total charge for these items in fiscal 2006 was $1.9 million, of which $0.7 million was recognized in cost of goods sold and $1.2 million was recognized in selling, general and administrative costs. Fair value of the machinery and equipment was determined for the assets based on the proceeds that we expected to receive upon the disposition of such items. Additionally, operating losses at these facilities totaled approximately $1.5 million during the last half of fiscal 2006. Liabilities as of June 2, 2006 related to these decisions total approximately $0.9 million which is primarily for the payment of severance costs in the first quarter of fiscal 2007.

NOTE 5.
INVENTORIES

The components of inventories related to continuing operations are summarized as follows (in thousands):

	June 2, 2006	June 3, 2005
Finished goods	$ 99,576	$114,493
Work in process	6,388	8,957
Fabric, trim and supplies	17,630	22,419
Total inventory	$123,594	$145,869

As of June 2, 2006, approximately 65% of our inventories are accounted for using the LIFO method. As of June 2, 2006 and June 3, 2005, the inventory balances reflect a LIFO reserve of $38.0 million and $37.3 million, respectively, for the excess of the FIFO cost over the LIFO basis. During fiscal 2006 and 2004 inventory quantities were reduced in certain pools, which resulted in a liquidation of LIFO inventory layers carried at lower costs which prevailed in prior years. The effect of the liquidations in fiscal 2006 and 2004 was to decrease cost of goods sold and increase net earnings by approximately $0.6 million and $0.1 million, respectively. No liquidations occurred during fiscal 2005.

NOTE 6.
PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, carried at cost, related to continuing operations, are summarized as follows (in thousands):

	June 2, 2006	June 3, 2005
Land	$ 2,045	$ 2,055
Buildings	29,606	28,765
Machinery and equipment	64,016	69,337
Leasehold improvements	63,430	45,951
Subtotal	159,097	146,108
Less accumulated depreciation and amortization	(85,434)	(81,914)
Total property, plant and equipment, net	$ 73,663	$ 64,194

NOTE 7.
GOODWILL AND INTANGIBLE ASSETS

Intangible assets by category related to continuing operations are summarized below (in thousands):

	June 2, 2006	June 3, 2005
Intangible assets with finite lives:		
Gross carrying amount:		
License agreements	**$ 21,114**	$ 20,683
Customer relationships	**19,603**	19,500
Covenant not to compete	**460**	460
Subtotal	**41,177**	40,643
Accumulated amortization:		
License agreements	**(12,207)**	(7,941)
Customer relationships	**(10,677)**	(7,418)
Covenant not to compete	**(345)**	(230)
Subtotal	**(23,229)**	(15,589)
Total intangible assets with finite lives, net	**17,948**	25,054
Unamortized intangible assets:		
Trademarks	**216,505**	209,800
Total intangible assets, net	**$234,453**	$234,854

Based on the current estimated useful lives assigned to our intangible assets, amortization expense for fiscal 2007, 2008, 2009, 2010, and 2011 is projected to total $6.1 million, $4.3 million, $2.0 million, $1.6 million and $1.3 million, respectively.

The changes in the carrying amount of goodwill related to continuing operations for fiscal 2006, 2005 and 2004 are as follows (in thousands):

Balance, May 30, 2003	$ 1,847
Tommy Bahama Group acquisition, including fiscal 2004 earn-out	109,587
Balance, May 28, 2004	111,434
Ben Sherman acquisition	46,325
Other, including translation difference	481
Tommy Bahama Group acquisition fiscal 2005 earn-out	26,331
Balance, June 3, 2005	184,571
Tommy Bahama Group acquisition fiscal 2006 earn-out	12,258
Other, including translation difference	2,403
Balance, June 2, 2006	**$199,232**

The goodwill related to the Ben Sherman and the Tommy Bahama Group acquisitions were allocated to the Menswear Group and Tommy Bahama Group, respectively.

NOTE 8.
DEBT

The following table details our debt (in thousands) as of the dates specified:

	June 2, 2006	June 3, 2005
$280 million U.S. Secured Revolving Credit Facility ("U.S. Revolver"), which accrues interest (8.0% at June 2, 2006), unused line fees and letter of credit fees based upon a pricing grid which is tied to certain debt ratios, requires interest payments monthly with principal due at maturity (July 2009), and is collateralized by substantially all the assets of the Company and its domestic subsidiaries	**$ 900**	$ 90,100
£12 million Senior Secured Revolving Credit Facility ("U.K. Revolver"), which accrues interest at the bank's base rate plus 1.2% (5.7% at June 2, 2006), requires interest payments monthly with principal payable on demand or at maturity (July 2007), and is collateralized by substantially all the United Kingdom assets of Ben Sherman	**102**	–
$200 million Senior Unsecured Notes ("Senior Unsecured Notes"), which accrue interest at 8.875% (effective interest rate of 9.0%) and require interest payments semi-annually on June 1 and December 1 of each year, require payment of principal at maturity (June 2011), are subject to certain prepayment penalties and are guaranteed by our domestic subsidiaries	**200,000**	200,000
Seller Notes, which accrued interest at LIBOR plus 1.2%, required interest payments quarterly with principal payable on demand and were repaid during February, May and November 2005	**–**	3,342
Other debt, including capital lease obligations with varying terms and conditions, collateralized by the respective assets	**35**	90
Total debt	**201,037**	293,532
Unamortized discount on Senior Unsecured Notes	**(884)**	(1,062)
Short-term debt and current maturities of long-term debt	**(130)**	(3,394)
Long-term debt, less current maturities	**$200,023**	$289,076

The U.S. Revolver, the U.K. Revolver and the Senior Unsecured Notes each include certain debt covenant restrictions that require us or our subsidiaries to maintain certain financial ratios that are customary for similar facilities. The U.S. Revolver also includes limitations on certain restricted payments such as earn-outs, payment of dividends and prepayment of debt. As of June 2, 2006, we were compliant with all financial covenants and restricted payment clauses related to our debt agreements.

The U.S. Revolver and U.K. Revolver are used to finance trade letters of credit and standby letters of credit as well as provide funding for other operating activities and acquisitions, if any. As of June 2, 2006, approximately $117.5 million of trade letters of credit and other limitations on availability were outstanding against the U.S. Revolver and the U.K. Revolver. The net availability under our U.S. Revolver and U.K. Revolver agreements was approximately $183 million as of June 2, 2006.

The aggregate maturities of debt are as follows (in thousands):

Fiscal Year	
2007	$ 130
2008	7
2009	—
2010	900
2011	—
Thereafter	200,000
	$201,037

NOTE 9. COMMITMENTS AND CONTINGENCIES

We have operating lease agreements for buildings, retail space, sales offices and equipment with varying terms. The aggregate minimum rental commitments for all non-cancelable operating leases with original terms in excess of one year are $26.5 million, $25.5 million, $25.2 million, $24.7 million, $23.0 million and $84.1 million for fiscal 2007, 2008, 2009, 2010, 2011 and thereafter, respectively. The total rent expense under all leases related to continuing operations was $34.3 million, $29.5 million and $21.8 million in fiscal 2006, 2005 and 2004, respectively, which includes contingent rent expense of $1.1 million, $1.0 million and $1.2 million during fiscal 2006, 2005 and 2004, respectively.

We are also obligated under certain apparel license and design agreements related to continuing operations to make future minimum payments of $4.2 million, $3.3 million, $3.3 million, and $0.3 million for fiscal 2007, 2008, 2009 and 2010, respectively, and none thereafter. These amounts do not include amounts due under arrangements which require a royalty fee or sales commission based on a specified percentage of net sales in future periods.

In a prior fiscal year, we discovered the presence of a hazardous waste on one of our properties. We believe that remedial action will be required, including continued investigation, monitoring and treatment of groundwater and soil. Based on advice from our environmental experts, we provided $4.5 million for this remediation in the fiscal year ended May 31, 1996, which is included in accrued expenses in our consolidated balance sheets.

During fiscal 2006, 2005 and 2004, the selling stockholders of the Tommy Bahama Group earned the maximum amount specified in the related earn-out agreement. All of these amounts have been paid except for the fiscal 2006 earn-out of $12.5 million which will be paid in fiscal 2007. Additionally, the selling stockholders of the Tommy Bahama Group will receive an additional payment if the Tommy Bahama Group's fiscal 2007 earnings are greater than 90% of the applicable target and will receive the maximum annual basic contingent payment of $12.5 million if the Tommy Bahama Group's fiscal 2007 earnings are 100% or greater than the applicable target. If the Tommy Bahama Group's earnings are between 90% and 100% of the applicable target, the annual basic contingent payment will be calculated on a straight-line basis from $0 to $12.5 million. Up to 50% of any contingent payment may be paid in shares of our common stock at our option. Shares of our common stock issued at our option will be valued at the average price on the New York Stock Exchange (or other applicable exchange) for the ten full trading days prior to the applicable payment date.

Additionally, if, at the end of the four-year period, cumulative earnings exceed the cumulative targets, the selling stockholders will receive 33.33% of the cumulative excess up to a maximum cumulative additional contingent payment of $25.0 million. Any cumulative additional payment will be paid in cash.

Payment of additional contingent consideration of up to $12 million is required in the event certain earnings measures are met in future periods related to one of our 2006 acquisitions. Based on the results of the acquired businesses since acquisition, as of June 2, 2006, no amounts related to these acquisitions have been earned.

NOTE 10.
STOCK COMPENSATION

LONG TERM STOCK INCENTIVE PLAN

At June 2, 2006, approximately 2.6 million share awards were available for issuance under our Long Term Stock Incentive Plan (the "Long Term Stock Incentive Plan"), which was approved by our shareholders on October 5, 2004. The plan allows us to grant stock-based awards to employees and non-executive directors including stock options, stock appreciation rights, restricted stock and other performance-based benefits.

During fiscal 2006, we issued restricted stock awards to employees based on our achievement of certain performance criteria during fiscal 2005. The restricted shares will vest three years from the end of the fiscal year in which the awards were earned if the employee is still employed by us on that date. At the time that the shares are issued, the shareholder is entitled to the same dividend and voting rights of other holders of our common stock. The employee is restricted from transferring or selling the restricted shares and forfeits the shares upon the termination of employment prior to the end of the vesting period. The specific provisions of the awards, including exercisability and term of the award, are evidenced by agreements with the employee as determined by the compensation committee. Stock compensation expense recognized in continuing operations related to the restricted stock awards totaled $1.2 million and $0.5 million during fiscal 2006 and 2005.

During fiscal 2006 and 2005, we issued approximately 4,000 and 3,000, respectively, restricted stock awards to our non-executive employee directors. The non-executive directors must complete the current term of service on the Board; otherwise, the restricted shares are forfeited. On the date of grant, the non-executive directors are entitled to the same dividend and voting rights of other holders of our common stock. The non-executive directors are restricted from transferring or selling the restricted shares prior to the end of the vesting period.

As of June 2, 2006 and June 3, 2005, approximately 75,000 and 4,000 shares of restricted stock were outstanding and subject to certain service requirements through dates including June 3, 2008. The weighted average grant date fair value for the restricted shares outstanding at June 2, 2006 was approximately $42. Additionally, approximately 47,000 unvested stock awards were earned in fiscal 2006 which will be issued as restricted stock to employees during the first quarter of fiscal 2007 and require that the employee remain employed by us until June 2, 2009. As of June 2, 2006, unearned compensation associated with unvested stock awards that will be recognized as compensation expense in continuing operations over future periods was approximately $2.7 million.

Shares granted under our previous stock incentive plans, the 1992 Stock Option Plan and the 1997 Stock Option Plan continue to be governed under those plans and the individual agreements with respect to provisions relating to exercise, termination and forfeiture. No additional grants are available under the previous plans as all options available for grant under those plans have been incorporated into the Long Term Stock Incentive Plan.

Stock options were granted with an exercise price equal to the stock's fair market value on the date of grant. The stock options have ten-year terms and vest and become exercisable in increments of 20% on each anniversary from the date of grant. The vesting period of certain options was accelerated in fiscal 2005 that resulted in the recognition of stock compensation expense of $0.4 million in earnings from continuing operations in our consolidated statement of earnings during the year. No awards were accelerated in fiscal 2006 or fiscal 2004.

A summary of the status of our stock option plans and changes during the years ended is presented below:

	Fiscal 2006		Fiscal 2005		Fiscal 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	**763,380**	**$21**	1,003,920	$19	967,160	$12
Granted	**—**	**—**	—	—	463,500	30
Exercised	**(179,260)**	**17**	(175,020)	14	(414,640)	14
Forfeited	**(50,940)**	**25**	(65,520)	26	(12,100)	14
Outstanding, end of year	**533,180**	**$22**	763,380	$21	1,003,920	$19
Options exercisable, end of year	**218,460**		215,080		123,920	

The following table summarizes information about stock options outstanding as of June 2, 2006.

Date of Option Grant	Number of Shares	Exercise Price	Grant Date Fair Value	Number Exercisable	Expiration Date
July 13, 1998	24,000	$17.83	$5.16	24,000	July 13, 2008
July 12, 1999	28,100	13.94	4.70	28,100	July 12, 2009
July 10, 2000	29,970	8.63	2.03	29,970	July 10, 2010
July 16, 2001	54,990	10.73	3.18	24,610	July 16, 2011
July 15, 2002	101,460	11.73	3.25	30,900	July 15, 2012
August 18, 2003	150,560	26.44	11.57	30,980	Aug. 18, 2013
November 17, 2003	40,000	32.15	14.81	16,000	Nov. 17, 2013
December 16, 2003	104,100	32.75	14.17	33,900	Dec. 16, 2013
	533,180			218,460	

The pro forma information in note 1 related to our stock option plans has been determined as if we had accounted for our employee stock options using the fair value method. The fair value of these options was estimated at the date of the grant using the Black-Scholes option pricing model with the following assumption ranges: risk-free interest rates between 4.565% and 6.510%, dividend yields between 1.28% and 4.87%, volatility factors between 0.2814 and 0.3525, and expected lives of ten years.

EMPLOYEE STOCK PURCHASE PLAN

On October 5, 2004, our shareholders approved the Employee Stock Purchase Plan ("ESPP"). There are approximately 0.2 million shares of common stock authorized for issuance under the ESPP, which allows for qualified employees to purchase shares on a quarterly basis based on certain limitations with respect to the employee's salary and other limitations through payroll deductions. There are no vesting or other restrictions on the stock purchased by employees under the ESPP. On the last day of each calendar quarter, the accumulated payroll deductions are applied toward the purchase of our common stock at a price equal to 85% of the market price on that date. Stock compensation expense related to the employee stock purchase plan recognized was less than $0.1 million in fiscal 2006, 2005 and 2004.

NOTE 11. INCOME TAXES

The provision (benefit) for income taxes related to continuing operations includes the following (in thousands):

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Current:			
Federal	**$ 18,551**	$ 21,226	$ 18,084
State	**2,560**	881	1,643
Foreign	**4,680**	5,084	1,235
	25,791	27,191	20,962
Deferred	**(2,847)**	(5,014)	(2,599)
	$ 22,944	$ 22,177	$ 18,363

Reconciliations of the United States federal statutory income tax rates and our effective tax rates for continuing operations are summarized as follows:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Statutory rate	**35.0%**	35.0%	35.0%
State income taxes – net of federal income tax benefit	**1.8%**	1.1%	1.5%
Amortization of deductible goodwill	**(1.5)%**	(1.4)%	–
Section 965 repatriation	**(4.0)%**	–	–
Other, net	**(0.4)%**	(1.2)%	0.3%
Effective rate for continuing operations	**30.9%**	33.5%	36.8%

Deferred tax assets and liabilities are comprised of the following (in thousands):

	June 2, 2006	June 3, 2005
Deferred Tax Assets:		
Inventories	$ 2,003	$ 2,414
Accrued compensation and benefits	6,260	5,341
Allowance for doubtful accounts	566	997
Depreciation and amortization	5,458	6,353
Non-current liabilities	1,709	1,715
Deferred rent and lease obligations	1,952	1,861
Other, net	2,761	2,385
Deferred tax assets	20,709	21,066
Deferred Tax Liabilities:		
Acquired intangible assets	83,048	83,261
Foreign	3,167	3,275
Other, net	3,067	4,022
Deferred tax liabilities	89,282	90,558
Net deferred tax (liability) asset	$ (68,573)	$ (69,492)

In October 2004, the American Jobs Creation Act of 2004 (the "Act") was enacted. Among other provisions, the Act provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated in either an enterprise's last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the date of enactment. As a result of execution of the Act, the accounting treatment of such unremitted earnings that are expected to be repatriated must be considered in evaluating an entity's tax provision.

During the fourth quarter of fiscal 2006, we completed our assessment of earnings to be repatriated and repatriated approximately $22.9 million of earnings, which were not previously considered permanently invested outside of the United States. The impact of this repatriation has been included in our tax provision for fiscal 2006. The repatriation of the earnings resulted in a one-time reduction to tax expense of approximately $2.9 million in fiscal 2006.

NOTE 12. BENEFIT PLANS

We have tax-qualified voluntary retirement savings plans covering substantially all full-time United States employees and other similar plans covering certain foreign employees. If a participant decides to contribute, a portion of the contribution is matched by us. Our total expense under these defined contribution plans in fiscal 2006, 2005 and 2004 were $2.8 million, $2.7 million and $1.7 million, respectively.

Additionally, we have certain non-qualified deferred compensation plans offered to a select group of management and highly compensated employees with varying terms and conditions. The plans provide the participants with the opportunity to defer a portion of the participating employee's total compensation in a given plan year, of which a percentage may be matched in accordance with the terms of the respective plan. All deferred amounts vest immediately, but the matching contributions may require up to two years of service prior to vesting. The total expense for our match under these non-qualified deferred compensation plans in fiscal 2006, 2005 and 2004 was approximately $0.2 million in each year. The liabilities associated with the non-qualified deferred compensation plans are included in other non-current liabilities in our consolidated balance sheets and totaled approximately $9.5 million and $8.3 million at June 2, 2006 and June 3, 2005, respectively. We fund these deferred compensation liabilities by making contributions to rabbi trusts or other investments, dependant upon the requirements of the plan. As of June 2, 2006 and June 3, 2005, approximately $4.9 million and $3.8 million, respectively, of these investments were held in a rabbi trust. As of June 2, 2006 and June 3, 2005, the assets, including certain cash set aside for plans, approximate the liability.

NOTE 13. SEGMENTS

In our continuing operations, we have two operating segments for purposes of allocating resources and assessing performance. The Menswear Group produces branded and private label dress shirts, sport shirts, dress slacks, casual slacks, suits, sportcoats, suit separates, walkshorts, golf apparel, outerwear, sweaters, jeans, swimwear, footwear and headwear, licenses its brands for accessories and other products and operates retail stores. The Tommy Bahama Group produces lifestyle branded casual attire, operates retail stores and restaurants, and licenses its brands for accessories, footwear, furniture, and other products. The head of each operating segment reports to the chief operating decision maker.

Corporate and Other is a reconciling category for reporting purposes and includes our corporate offices, substantially all financing activities, LIFO inventory accounting adjustments and other costs that are not allocated to the operating groups. LIFO inventory calculations are made on a legal entity basis which does not correspond to our segment definitions. Therefore, LIFO inventory accounting adjustments are not allocated to the operating segments. Total assets for Corporate and Other includes the LIFO inventory reserve of $38.0 million and $37.3 million, at June 2, 2006 and June 3, 2005, respectively.

As discussed in note 3, we disposed of our Womenswear Group operations in fiscal 2006, which produced private label women's sportswear separates, coordinated sportswear, outerwear, dresses and swimwear. The operating results of the Womenswear Group have not been included in our segment information as all amounts were reclassified to discontinued operations, except $1.9 million, $1.8 million and $2.1 million of corporate overhead costs for fiscal 2006, 2005 and 2004, respectively, that were previously allocated to the Womenswear Group have been reclassified to Corporate and Other. Assets related to the Womenswear Group, as of each balance sheet date, have been included below to reconcile to total assets in our consolidated balance sheets.

The information below presents certain information about our segments (in thousands):

	Menswear Group	Tommy Bahama Group	Corporate and Other	Womenswear Group	Total
Fiscal 2006					
Net sales	**$699,949**	**$ 409,141**	**$ 26**	**$ –**	**$ 1,109,116**
Depreciation	**4,051**	**10,633**	**408**	**–**	**15,092**
Amortization of intangible assets	**3,472**	**4,170**	**–**	**–**	**7,642**
Operating income	**42,307**	**71,522**	**(15,713)**	**–**	**98,116**
Interest expense, net					**23,971**
Earnings before income taxes					**74,145**
Total assets	**398,930**	**423,376**	**4,074**	**59,215**	**885,595**
Purchases of property, plant and equipment	**7,133**	**16,904**	**916**	**–**	**24,953**
Goodwill, net	**50,890**	**148,342**	**–**	**–**	**199,232**
Intangible assets, net	**97,455**	**136,998**	**–**	**–**	**234,453**
Fiscal 2005					
Net sales	$656,606	$ 399,658	$ 523	$ –	$ 1,056,787
Depreciation	3,834	9,122	365	–	13,321
Amortization of intangible assets	3,059	5,563	–	–	8,622
Operating income	58,237	54,128	(20,091)	–	92,274
Interest expense, net					26,146
Earnings before income taxes					66,128
Total assets	412,461	412,441	1,395	79,580	905,877
Purchases of property, plant and equipment	3,136	19,953	318	–	23,407
Goodwill, net	48,653	135,918	–	–	184,571
Intangible assets, net	93,689	141,165	–	–	234,854
Fiscal 2004					
Net sales	$448,800	$ 369,148	$ 739	$ –	$ 818,687
Depreciation	3,520	7,292	489	–	11,301
Amortization of intangible assets	39	6,631	–	–	6,670
Operating income	41,915	50,644	(19,202)	–	73,357
Interest expense, net					23,530
Earnings before income taxes					49,827
Total assets	171,718	390,961	36,388	95,750	694,817
Purchases of property, plant and equipment	1,831	12,033	209	–	14,073
Goodwill, net	1,847	109,587	–	–	111,434
Intangible assets, net	256	146,728	–	–	146,984

Information for the net book value of our long-lived assets, including property, plant and equipment, goodwill and intangible assets, by geographic area is presented below (in thousands):

	June 2, 2006	June 3, 2005
United States	**$ 354,507**	$ 331,461
Latin America	**4,859**	7,217
United Kingdom and Europe	**147,540**	144,594
Other foreign	**442**	347
Total	**$ 507,348**	$ 483,619

Information for the net sales recognized by geographic area is presented below (in thousands):

	Fiscal 2006	Fiscal 2005	Fiscal 2004
United States and Canada	**$ 987,206**	$ 942,388	$818,687
United Kingdom and Europe	**121,910**	114,399	–
Total	**$1,109,116**	$1,056,787	$818,687

NOTE 14.
RELATED PARTY TRANSACTIONS

SunTrust Banks, Inc. and its subsidiaries ("SunTrust") holds shares of our common stock in various fiduciary and agency capacities and as such is a principal shareholder of our common stock. Mr. J. Hicks Lanier, our Chief Executive Officer, is on the board of directors of SunTrust and its Audit Committee. Mr. E. Jenner Wood III, a Board member of Oxford Industries, Inc. was Chairman, President and Chief Executive Officer of SunTrust Bank, Central Group, during fiscal 2006.

We maintain a syndicated credit facility under which subsidiaries of SunTrust served as agent and lender. In fiscal 2006, 2005 and 2004, the services provided and interest and fees paid to SunTrust in connection with such services are set forth below:

Service	Fiscal 2006	Fiscal 2005	Fiscal 2004
Interest and agent fees for our credit facility	**$1,307,000**	$2,999,000	$4,749,000
Cash management and senior notes related services	**$ 106,000**	$ 133,000	$ 82,000
Trustee for deferred compensation plan	**$ 8,000**	$ 8,000	$ 8,000
Stock transfer agent	**$ 26,000**	$ 10,000	$ 10,000

Our aggregate payments to SunTrust and its subsidiaries for these services, together with all of the other services described above in this section, did not exceed 1% of our gross revenues during fiscal 2006, 2005 and 2004 or 1% of SunTrust's gross revenues during its fiscal years ended December 31, 2006, 2005 and 2004.

During fiscal 2006, 2005 and 2004, the Tommy Bahama Group purchased approximately $1.2 million, $5.5 million and $2.8 million, respectively, of inventory and recorded approximately $0.2 million, $1.1 million and $1.0 million, respectively, in royalty income from Paradise Shoe Company, LLC. Prior to the sale of substantially all of its assets in the first quarter of fiscal 2006, Paradise Shoe held an exclusive license to produce and market men's and women's shoes, belts and socks under the Tommy Bahama brand. No amounts were due to or from Paradise Shoe at June 2, 2006.

During fiscal 2006, 2005 and 2004, the Menswear Group purchased approximately $11.1 million, $13.6 million and $8.6 million, respectively, of inventory from JOS. The net amount due from JOS at June 2, 2006 was $0.5 million.

NOTE 15.
SUMMARIZED QUARTERLY DATA (UNAUDITED):

Following is a summary of the quarterly results of continuing operations for the years ended June 2, 2006 and June 3, 2005 (in thousands, except per share amounts):

	Fiscal Quarter				
	First	Second	Third	Fourth	Total
2006					
Net sales	$268,475	$277,903	$275,160	$287,578	$1,109,116
Cost of goods sold	162,760	175,097	165,294	174,278	677,429
Gross profit	105,715	102,806	109,866	113,300	431,687
Selling, general and administrative	82,788	82,416	88,733	85,136	339,073
Amortization of intangible assets	1,853	1,851	1,853	2,085	7,642
Royalties and other operating income	3,261	3,653	3,117	3,113	13,144
Operating income	24,335	22,192	22,397	29,192	98,116
Interest expense, net	5,833	6,272	5,983	5,883	23,971
Earnings before income taxes	18,502	15,920	16,414	23,309	74,145
Income taxes	6,682	5,743	5,308	5,211	22,944
Earnings from continuing operations	11,820	10,177	11,106	18,098	51,201
Earnings from gain on sale and discontinued operations	2,063	831	3,496	12,880	19,270
Net earnings	$ 13,883	$ 11,008	$ 14,602	$ 30,978	$ 70,471
Basic earnings per common share from continuing operations	$ 0.68	$ 0.58	$ 0.63	$ 1.03	$ 2.93
Diluted earnings per common share from continuing operations	$ 0.67	$ 0.57	$ 0.63	$ 1.02	$ 2.88
2005					
Net sales	$212,364	$267,891	$270,363	$306,169	$1,056,787
Cost of goods sold	131,316	171,158	166,249	184,815	653,538
Gross profit	81,048	96,733	104,114	121,354	403,249
Selling, general and administrative	63,119	77,360	82,774	91,160	314,413
Amortization of intangible assets	1,703	2,414	2,255	2,250	8,622
Royalties and other operating income	1,753	3,301	3,909	3,097	12,060
Operating income	17,979	20,260	22,994	31,041	92,274
Interest expense, net	7,122	6,105	6,256	6,663	26,146
Earnings before income taxes	10,857	14,155	16,738	24,378	66,128
Income taxes	3,838	4,960	5,854	7,525	22,177
Earnings from continuing operations	7,019	9,195	10,884	16,853	43,951
Earnings from discontinued operations	(851)	(123)	3,104	3,746	5,876
Net earnings	$ 6,168	$ 9,072	$ 13,988	$ 20,599	$ 49,827
Basic earnings per common share from continuing operations	$ 0.42	$ 0.55	$ 0.65	$ 1.00	$ 2.62
Diluted earnings per common share from continuing operations	$ 0.41	$ 0.53	$ 0.63	$ 0.96	$ 2.53

The sum of the four quarterly amounts for fiscal 2006 and 2005 do not necessarily equal the totals for the year then ended due to rounding differences.

NOTE 16.
CONDENSED CONSOLIDATING FINANCIAL STATEMENTS:

Our Senior Unsecured Notes are guaranteed by our wholly owned domestic subsidiaries ("Subsidiary Guarantors"). All guarantees are full and unconditional. Non-guarantors consist of our subsidiaries which are organized outside the United States. Set forth below are our condensed consolidating balance sheets as of June 2, 2006 and June 3, 2005 (in thousands) as well as our condensed consolidating statements of earnings and statements of cash flows for fiscal 2006, 2005 and 2004 (in thousands). We have used the equity method with respect to investments in subsidiaries.

CONDENSED CONSOLIDATING BALANCE SHEETS
June 2, 2006

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 5,175	$ 1,134	$ 4,181	$ (11)	$ 10,479
Receivables, net	61,428	57,785	37,227	(14,143)	142,297
Inventories	58,924	50,880	14,546	(756)	123,594
Prepaid expenses	8,959	7,321	5,716	–	21,996
Current assets related to discontinued operations, net	52,065	7,150	–	–	59,215
Total current assets	186,551	124,270	61,670	(14,910)	357,581
Property, plant and equipment, net	11,122	53,648	8,893	–	73,663
Goodwill, net	1,847	148,342	49,043	–	199,232
Intangible assets, net	1,451	139,406	93,596	–	234,453
Other non-current assets, net	677,414	143,790	1,436	(801,974)	20,666
Total Assets	$878,385	$ 609,456	$214,638	$(816,884)	$885,595
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities related to continuing operations	70,262	57,872	35,026	(13,557)	149,603
Current liabilities related to discontinued operations	27,813	2,903	–	–	30,716
Long-term debt, less current portion	200,016	7	–	–	200,023
Non-current liabilities	181,845	(154,586)	111,878	(109,158)	29,979
Deferred income taxes	(252)	46,795	30,030	–	76,573
Total shareholders' / invested equity	398,701	656,465	37,704	(694,169)	398,701
Total Liabilities and Shareholders' Equity	$878,385	$ 609,456	$214,638	$(816,884)	$885,595

CONDENSED CONSOLIDATING BALANCE SHEETS

June 3, 2005

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
ASSETS					
Current Assets:					
Cash and cash equivalents	$ 2,713	$ 1,859	$ 1,900	$ 27	$ 6,499
Receivables, net	70,733	56,132	60,347	(41,315)	145,897
Inventories	77,494	48,313	20,522	(460)	145,869
Prepaid expenses	10,813	5,748	3,842	–	20,403
Current assets related to discontinued operations, net	64,085	9,026	1,616	–	74,727
Total current assets	225,838	121,078	88,227	(41,748)	393,395
Property, plant and equipment, net	11,042	44,841	8,311	–	64,194
Goodwill, net	1,847	135,918	46,806	–	184,571
Intangible assets, net	210	141,165	93,479	–	234,854
Other non-current assets, net	631,201	149,640	1,406	(758,237)	24,010
Non-current assets related to discontinued operations	859	3,994	–	–	4,853
Total Assets	$870,997	$ 596,636	$238,229	$(799,985)	$905,877
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities related to continuing operations	114,664	74,083	48,860	(41,031)	196,576
Current liabilities related to discontinued operations	12,771	2,764	338	–	15,873
Long-term debt, less current portion	289,053	23	–	–	289,076
Non-current liabilities	146,923	(118,452)	104,288	(109,197)	23,562
Deferred income taxes	4,038	44,239	28,965	–	77,242
Non-current liabilities related to discontinued operations	47	–	–	–	47
Total shareholders' / invested equity	303,501	593,979	55,778	(649,757)	303,501
Total Liabilities and Shareholders' Equity	$870,997	$ 596,636	$238,229	$(799,985)	$905,877

CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
Fiscal 2006

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net sales	$ 521,113	$ 481,700	$ 171,723	$ (65,420)	$ 1,109,116
Cost of goods sold	397,939	217,803	78,422	(16,735)	677,429
Gross profit	123,174	263,897	93,301	(48,685)	431,687
Selling, general and administrative	110,073	202,402	78,774	(44,534)	346,715
Royalties and other income	276	7,806	5,359	(297)	13,144
Operating income	13,377	69,301	19,886	(4,448)	98,116
Interest (income) expense, net	30,802	(10,198)	7,520	(4,153)	23,971
Income from equity investment	61,752	12	–	(61,764)	–
Earnings before income taxes	44,327	79,511	12,366	(62,059)	74,145
Income taxes	(7,066)	25,832	4,282	(104)	22,944
Earnings from continuing operations	51,393	53,679	8,084	(61,955)	51,201
Gain on sale of discontinued operations, net of tax	14,441	(3,992)	(71)	–	10,378
Earnings from discontinued operations, net of tax	4,829	708	(2,111)	5,466	8,892
Net earnings	$ 70,663	$ 50,395	$ 5,902	$ (56,489)	$ 70,471

CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
Fiscal 2005

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net sales	$502,121	$461,620	$165,137	$(72,091)	$1,056,787
Cost of goods sold	382,436	218,813	75,056	(22,767)	653,538
Gross profit	119,685	242,807	90,081	(49,324)	403,249
Selling, general and administrative	118,534	186,370	71,638	(53,507)	323,035
Royalties and other income	–	6,800	5,260	–	12,060
Operating income	1,151	63,237	23,703	4,183	92,274
Interest (income) expense, net	23,359	(8,789)	6,933	4,643	26,146
Income from equity investment	59,267	82	–	(59,349)	–
Earnings before income taxes	37,059	72,108	16,770	(59,809)	66,128
Income taxes	(7,583)	24,701	4,917	142	22,177
Earnings from continuing operations	44,642	47,407	11,853	(59,951)	43,951
Earnings from discontinued operations, net of tax	5,786	439	(394)	45	5,876
Net earnings	$ 50,428	$ 47,846	$ 11,459	$(59,906)	$ 49,827

CONDENSED CONSOLIDATING STATEMENTS OF EARNINGS
Fiscal 2004

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
Net sales	$449,538	$389,786	$30,995	$(51,632)	$818,687
Cost of goods sold	336,065	186,885	63	(7,532)	515,481
Gross profit	113,473	202,901	30,932	(44,100)	303,206
Selling, general and administrative	100,274	151,664	23,908	(40,883)	234,963
Royalties and other income	32	5,042	40	–	5,114
Operating income	13,231	56,279	7,064	(3,217)	73,357
Interest (income) expense, net	28,364	(1,521)	(95)	(3,218)	23,530
Income from equity investment	42,462	38	–	(42,500)	–
Earnings before income taxes	27,329	57,838	7,159	(42,499)	49,827
Income taxes	(4,132)	21,234	1,261	–	18,363
Earnings from continuing operations	31,461	36,604	5,898	(42,499)	31,464
Earnings from discontinued operations, net of tax	8,252	320	(279)	(41)	8,252
Net earnings	$ 39,713	$ 36,924	$ 5,619	$(42,540)	$ 39,716

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Fiscal 2006

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash (used in) provided by operating activities	$ (8,760)	$ 56,628	$ 33,160	$ (73)	$ 80,955
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisitions	(6,930)	(4,571)	–	–	(11,501)
Investment in joint venture	(431)	–	–	–	(431)
Distribution from joint venture	–	2,026	–	–	2,026
Purchases of property, plant and equipment	(3,575)	(19,886)	(1,492)	–	(24,953)
Proceeds from sale of property, plant and equipment	246	19	–	–	265
Dividends from subsidiary	28,752	–	–	(28,752)	–
Net cash (used in) provided by investing activities	18,062	(22,412)	(1,492)	(28,752)	(34,594)
CASH FLOWS FROM FINANCING ACTIVITIES					
Change in debt	(89,248)	(20)	(3,175)	–	(92,443)
Proceeds from issuance of common stock	3,976	–	–	–	3,976
Change in inter-company payable	28,922	(36,547)	7,590	35	–
Dividends on common stock	(9,531)	–	(28,752)	28,752	(9,531)
Net cash (used in) provided by financing activities	(65,881)	(36,567)	(24,337)	28,787	(97,998)
CASH FLOWS FROM DISCONTINUED OPERATIONS					
Net operating cash flows provided by discontinued operations	23,638	1,626	(4,847)	–	20,417
Net investing cash flows provided by discontinued operations	35,403	–	–	–	35,403
Net cash provided by (used in) discontinued operations	59,041	1,626	(4,847)	–	55,820
Net change in Cash and Cash Equivalents	2,462	(725)	2,484	(38)	4,183
Effect of foreign currency translation	–	–	(203)	–	(203)
Cash and Cash Equivalents at the Beginning of Year	2,713	1,859	1,900	27	6,499
Cash and Cash Equivalents at the End of Year	$ 5,175	$ 1,134	$ 4,181	$ (11)	$ 10,479

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Fiscal 2005

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash (used in) provided by operating activities	$ (51,086)	$ 62,519	$ 19,033	$ 10,777	$ 41,243
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisitions	(144,360)	(29,690)	(138,256)	168,579	(143,727)
Purchases of property, plant and equipment	(1,089)	(20,760)	(1,558)	–	(23,407)
Proceeds from sale of property, plant and equipment	24	406	–	–	430
Dividends from subsidiary	8,018	2,816	–	(10,834)	–
Net cash (used in) provided by investing activities	(137,407)	(47,228)	(139,814)	157,745	(166,704)
CASH FLOWS FROM FINANCING ACTIVITIES					
Change in debt	90,266	(109,299)	101,481	–	82,448
Deferred financing costs paid	(2,766)	–	–	–	(2,766)
Proceeds from issuance of common stock	2,501	138,885	29,694	(168,579)	2,501
Change in inter-company payable	53,834	(45,230)	2,148	(10,752)	–
Dividends on common stock	(8,184)	–	(10,834)	10,834	(8,184)
Net cash (used in) provided by financing activities	135,651	(15,644)	122,489	(168,497)	73,999
CASH FLOWS FROM DISCONTINUED OPERATIONS					
Net operating cash flows provided by discontinued operations	10,281	774	(695)	–	10,360
Net investing cash flows used in discontinued operations	(71)	–	–	–	(71)
Net financing cash flows used in discontinued operations	(60)	–	–	–	(60)
Net cash provided by (used in) discontinued operations	10,150	774	(695)	–	10,229
Net change in Cash and Cash Equivalents	(42,692)	421	1,013	25	(41,233)
Effect of foreign currency translation	–	–	163	–	163
Cash and Cash Equivalents at the Beginning of Year	45,405	1,438	724	2	47,569
Cash and Cash Equivalents at the End of Year	$ 2,713	$ 1,859	$ 1,900	$ 27	$ 6,499

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
Fiscal 2004

	Oxford Industries (Parent)	Subsidiary Guarantors	Subsidiary Non-Guarantors	Consolidating Adjustments	Consolidated Total
CASH FLOWS FROM OPERATING ACTIVITIES					
Net cash (used in) provided by operating activities	$ (90,197)	$ 161,866	$ 671	$(20,532)	$ 51,808
CASH FLOWS FROM INVESTING ACTIVITIES					
Acquisitions	(245,062)	–	–	22,325	(222,737)
Decrease in restricted cash	204,986	–	–	–	204,986
Purchases of property, plant and equipment	(1,998)	(11,875)	(200)	–	(14,073)
Proceeds from sale of property, plant and equipment	(322)	1,099	1,051	(573)	1,255
Net cash (used in) provided by investing activities	(42,396)	(10,776)	851	21,752	(30,569)
CASH FLOWS FROM FINANCING ACTIVITIES					
Change in debt	(129)	144	–	(225)	(210)
Proceeds from issuance of common stock	5,286	–	–	–	5,286
Deferred financing costs paid	(7,416)	–	–	–	(7,416)
Change in intercompany payable	152,712	(150,446)	(1,141)	(1,125)	–
Dividends on common stock	(6,918)	–	–	–	(6,918)
Net cash (used in) provided by financing activities	143,535	(150,302)	(1,141)	(1,350)	(9,258)
CASH FLOWS FROM DISCONTINUED OPERATIONS					
Net operating cash flows provided by discontinued operations	11,092	432	(377)	–	11,147
Net investing cash flows provided by discontinued operations	350	–	–	–	350
Net cash provided by discontinued operations	11,442	432	(377)	–	11,497
Net change in Cash and Cash Equivalents	22,384	1,220	4	(130)	23,478
Cash and Cash Equivalents at the Beginning of Year	23,021	218	720	132	24,091
Cash and Cash Equivalents at the End of Year	$ 45,405	$ 1,438	$ 724	$ 2	$ 47,569

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Oxford Industries, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of Oxford Industries, Inc. and subsidiaries as of June 2, 2006 and June 3, 2005, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended June 2, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Industries, Inc. and subsidiaries at June 2, 2006 and June 3, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 2, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Oxford Industries, Inc.'s internal control over financial reporting as of June 2, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Atlanta, Georgia
August 10, 2006

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting is supported by a program of appropriate reviews by management, written policies and guidelines, careful selection and training of qualified personnel and a written code of conduct. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of June 2, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on our assessment and those criteria, we believe that we have maintained effective internal control over financial reporting as of June 2, 2006.

Our assessment of the effectiveness of our internal control over financial reporting as of June 2, 2006 has been audited by Ernst & Young, LLP, the independent registered public accounting firm that audited and reported on our consolidated financial statements included in this Form 10-K, as stated in their report which is included on the following page.

/s/ J. Hicks Lanier

J. Hicks Lanier
Chairman and Chief Executive Officer
(Principal Executive Officer)

August 10, 2006

/s/ Thomas Caldecot Chubb III

Thomas Caldecot Chubb III
Executive Vice President
(Principal Financial Officer)

August 10, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
Oxford Industries, Inc.

We have audited management's assessment, included in the accompanying Report of Management on Internal Control over Financial Reporting, that Oxford Industries, Inc. maintained effective internal control over financial reporting as of June 2, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Oxford Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Oxford Industries, Inc. maintained effective internal control over financial reporting as of June 2, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Oxford Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of June 2, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oxford Industries, Inc. as of June 2, 2006 and June 3, 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended June 2, 2006 of Oxford Industries, Inc. and our report dated August 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
August 10, 2006

SHAREHOLDER INFORMATION

Oxford Industries, Inc. and Subsidiaries

PRINCIPAL OFFICE
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com
For additional information, please visit our Web site at www.oxfordinc.com

TRANSFER AGENT
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: (800) 568-3476

INDEPENDENT AUDITORS
Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

FORM 10-K
Copies of the Form 10-K as filed with the Securities and Exchange Commission, excluding exhibits, are available without cost to the shareholders of the Company by writing to:
Investor Relations
Oxford Industries, Inc.
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308

ANNUAL MEETING
The annual meeting of shareholders of the Company will be held at the principal offices of the Company, 222 Piedmont Ave., N.E., Atlanta, Georgia on October 10, 2006, at 3:00 p.m. local time. For more information, please contact:
Thomas E. Campbell
Vice President –
Law, General Counsel and Secretary
Telephone: (404) 659-2424

SHAREHOLDER ASSISTANCE
For information about accounts, change of address, transfer of ownership or issuance of certificates, please contact:
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
Telephone: (800) 568-3476

INVESTOR INQUIRIES
Analysts, investors, media and others seeking financial and general information please contact:
Investor Relations
Oxford Industries, Inc.
222 Piedmont Ave., N.E.
Atlanta, Georgia 30308
Telephone: (404) 659-2424
Facsimile: (404) 653-1545
E-mail address: info@oxfordinc.com

PRINCIPAL LOCATIONS FOR OXFORD SEGMENTS
Tommy Bahama Group
428 Westlake Ave. North
Seattle, Washington 98109
Telephone: (206) 622-8688
Facsimile: (206) 622-4483

Menswear Group
3 Park Avenue, 24th Floor
New York, New York 10016
Telephone: (212) 481-4901
Facsimile: (212) 481-4908

Oxford Industries, Inc. is an Equal Opportunity Employer with an Affirmative Action Plan.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Various statements in this Annual Report, in future filings by us with the Securities and Exchange Commission, in our press releases and in oral statements made by or with the approval of our management include forward-looking statements about future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. We intend for all such forward-looking statements contained herein, the entire contents of our website, and all subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf, to be covered by the safe harbor provisions for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933 (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995). Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, expected outcomes of pending litigation and regulatory actions, competitive conditions, general economic conditions and expected synergies in connection with acquisitions and joint ventures. Forward-looking statements reflect our current expectations, based on currently available information, and are not guarantees of performance. Although we believe that the expectations reflected in such forward-looking statements are reasonable, these expectations could prove inaccurate as such statements involve risks and uncertainties, many of which are beyond our ability to control or predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. You are encouraged to review the information in our Form 10-K for the fiscal year ended June 2, 2006 under the heading "Risk Factors" (and those described from time to time in our future reports filed with the Securities and Exchange Commission), which contains additional important factors that may cause our actual results to differ materially from those projected in any forward-looking statements. We disclaim any intention, obligation or duty to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

DIRECTORS AND OFFICERS

Oxford Industries, Inc. and Subsidiaries

DIRECTORS

J. Hicks Lanier
Chairman and
Chief Executive Officer

S. Anthony Margolis
Group Vice President
Tommy Bahama Group

Cecil D. Conlee
Chairman
CGR Advisors
(real estate advisor)

Thomas C. Gallagher
Chairman, Chief Executive Officer and President
Genuine Parts Company
(automotive replacement parts, industrial products, office supplies and electrical and electronic parts)

J. Reese Lanier, Sr.
Self-employed
(farming and related businesses)

James A. Rubright
Chairman and Chief Executive Officer
Rock-Tenn Company
(manufacturer of paperboard, paperboard packaging and merchandise displays)

Robert E. Shaw
Chief Executive Officer
Shaw Industries Group, Inc.
(carpet manufacturer and seller)

Clarence H. Smith
President and Chief Executive Officer
Haverty Furniture Companies, Inc.
(home furnishings retailer)

Helen B. Weeks
Retired Chief Executive Officer,
Ballard Designs, Inc.
(home furnishings catalog business)

E. Jenner Wood III
Chairman, President and Chief Executive Officer
SunTrust Bank, Central Group
(banking)

EXECUTIVE OFFICERS

J. Hicks Lanier
Chairman and
Chief Executive Officer

Michael J. Setola
President

Thomas C. Chubb III
Executive Vice President

S. Anthony Margolis
Group Vice President
Tommy Bahama Group

John A. Baumgartner
Senior Vice President
and Chief Information Officer

K. Scott Grassmyer
Senior Vice President
and Controller

J. Reese Lanier, Jr.
Senior Vice President
and Treasurer

Thomas E. Campbell
Vice President –
Law, General Counsel and Secretary

Christine B. Cole
Vice President –
Corporate Human Resources

Anne M. Shoemaker
Vice President –
Internal Audit

Oxford has included as exhibits to its Annual Report on Form 10-K for the fiscal year ended June 2, 2006 certificates of Oxford's Chief Executive Officer and Executive Vice President (Principal Financial Officer) certifying the quality of Oxford's public disclosures. Oxford's Chief Executive Officer has also submitted to the New York Stock Exchange (NYSE) a certificate certifying that he is not aware of any violations by Oxford of the NYSE corporate governance listing standards.

MARKET INFORMATION

Our common stock is listed and traded on the New York Stock Exchange under the symbol "OXM." As of June 2, 2006, there were 499 record holders of our common stock. The following table sets forth the high and low sale prices and quarter-end closing price of our common stock as reported on the New York Stock Exchange for the quarters indicated.

	High	Low	Close
Fiscal 2006			
Fourth Quarter	**$ 52.74**	**$ 38.01**	**$ 41.77**
Third Quarter	**$ 57.58**	**$ 42.00**	**$ 46.18**
Second Quarter	**$ 56.99**	**$ 40.87**	**$ 55.84**
First Quarter	**$ 51.68**	**$ 41.01**	**$ 44.86**
Fiscal 2005			
Fourth Quarter	$42.59	$33.66	$41.75
Third Quarter	$42.50	$33.34	$35.88
Second Quarter	$43.45	$35.50	$41.65
First Quarter	$45.14	$35.15	$41.29

DIVIDENDS

Dividends per share declared on shares of our common stock by our Board of Directors during fiscal 2006 and 2005 were as follows:

Fiscal 2006	
Fourth Quarter	**$ 0.150**
Third Quarter	**$ 0.150**
Second Quarter	**$ 0.135**
First Quarter	**$ 0.135**
Fiscal 2005	
Fourth Quarter	$0.135
Third Quarter	$0.135
Second Quarter	$0.120
First Quarter	$0.120

Additionally, on August 3, 2006, our Board of Directors declared a cash dividend of $0.15 per share payable on September 5, 2006 to shareholders of record on August 22, 2006, which is the 185th consecutive quarterly dividend we have paid since we became a public company in July 1960.

222 Piedmont Ave., N.E., Atlanta, Georgia 30308 www.oxfordinc.com